EXHIBIT 99.4

EXECUTION COPY

CLAUDE RESOURCES INC.

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8248567 canada limited

ROYALTY PURCHASE AGREEMENT

March 20, 2014

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Global Mining Group

6.4	Compliance Verification and Access	16

6.5	Covenants on the Property	16

6.6	Use of Proceeds	17

6.7	Announcements and Confidential Information	18

Article 7 INDEMNIFICATION		19

7.1	Indemnity of Claude Resources	19

7.2	Indemnity of Purchaser	19

7.3	Notice of and Defence of Third Party Claims	20

7.4	No Duplication	21

7.5	Tax Treatment of Indemnity Payments	21

Article 8 GENERAL		21

8.1	Further Assurances	21

8.2	Time of the Essence	21

8.3	Fees and Expenses	22

8.4	Benefit of the Agreement	22

8.5	Entire Agreement	22

8.6	Amendments and Waiver	22

8.7	Assignment	22

8.8	Notices	22

8.9	Governing Law	24

8.10	Dispute Resolution	24

8.11	Counterparts and Faxed Signatures	25

8.12	Paramountcy	25
8.13	Language	25

Schedule “A” REPRESENTATIONS AND WARRANTIES OF CLAUDE RESOURCES		A-1

Schedule “B” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		B-1

Schedule “C” FORM OF NSR ROYALTY AGREEMENT		C-3

Schedule “D” PERMITTED ENCUMBRANCES		D-1

ROYALTY PURCHASE AGREEMENT

THIS AGREEMENT made as of March 20, 2014;

Between:

Claude Resources Inc., a corporation existing under the laws of Canada (“Claude Resources”)

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8248567 Canada Limited, a corporation existing under the laws of Canada (the “Purchaser”)

WHEREAS, Claude Resources is the registered holder of a 100% undivided interest in and to the Property (as hereinafter defined);

AND WHEREAS Claude Resources and the Purchaser wish to enter into a transaction pursuant to which Claude Resources shall create and sell to the Purchaser, and the Purchaser shall purchase, a net smelter returns royalty in respect of the Property upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS, as consideration for the net smelter returns royalty, the Purchaser will pay the Cash Purchase Price.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto, the Parties hereto hereby covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Aboriginal Claims” means, in respect of the Property, any and all claims to aboriginal rights or title or interest or treaty rights, and any and all Proceedings in relation thereto whether or not they are: (A) made before, at or after the Closing Date; (B) proven in a court of law; or (C) made in proceedings; and any duty or obligation to share information with, consult or accommodate or receive consent from any Aboriginal Group;

“Aboriginal Group” means any Indian band, first nation or aboriginal group, house, tribal council or other aboriginal organization;

“Additional Property” has the meaning given to it in the NSR Royalty Agreement;

“Affiliate” means as to any Person, any other Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, such Person;

“Agreement” means this agreement and the Schedules attached hereto and all amendments, restatements or replacements made hereto by written agreement between the Parties;

“Applicable Law” or “Law” in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, and enforceable judgments, orders and decrees, including Mining Laws, applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations, and orders of any Governmental Body having or purporting to have authority over that Person, property, transaction or event;

“Books and Records” means all scientific and technical, financial, accounting, business and tax information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) related to the Project, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, accounts and records documenting the use of proceeds from the Cash Purchase Price, geological and metallurgical data, drill hole logs, cross sections and assay results, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, deeds, certificates, business contracts, surveys, title and legal opinions, records of payment and asset documentation;

“Business” means the business of Claude Resources as presently conducted and the planned projects as disclosed in the Claude Resources Public Documents;

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in Ontario; Saskatchewan; Hamilton (Bermuda); and New York City (New York);

“Cash Purchase Price” has the meaning given to such term in Section 2.1;

“Claim” means any claim of any nature whatsoever, including any demand, liability, obligation, debt, cause of action, suit, proceeding, judgment, award, assessment, reassessment or notice of determination of loss;

“Claude Resources” means Claude Resources Inc.;

“Claude Resources Public Documents” means those forms, reports, schedules, statements and other documents, including any financial statements or other documents (including any schedules included therein) as are filed on SEDAR under the profile for Claude Resources and accessible to the public;

“Closing” means the completion of the sale to and the purchase by the Purchaser of the NSR Royalty, and the completion of all other transactions contemplated by this Agreement that are to occur contemporaneously;

“Closing Date” means March 20, 2014, or such earlier or later date as may be agreed upon in writing by the Parties;

“Closing Document” means any document delivered at the Closing Time as provided in or pursuant to this Agreement;

“Confidential Information” means all information relating to or provided under this Agreement, in any form and whether or not stated or noted to be confidential, other than information which is or becomes available to the public other than as a result of a breach of Section 6.7 of this Agreement;

“Contract” means any written agreement, arrangement or commitment;

“Control” means:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation or carrying sufficient rights to elect a majority of the directors of such corporation or the ability of such Person to elect or appoint a majority of the directors or influence the voting of a majority of the directors through contract, understanding or other arrangement; and

(b)	when applied to the relationship between a Person and a partnership or joint venture, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership or joint venture in circumstances where it can reasonably be expected that such Person directs the affairs of the partnership or joint venture;

and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person (the “first-mentioned Person”) who Controls a corporation, partnership or joint venture (the “second-mentioned Person”) shall be deemed to Control: (i) a corporation, partnership or a joint venture (the “third-mentioned Person”) which is Controlled by the second-mentioned Person, (ii) a corporation, partnership or joint venture which is controlled by the third-mentioned Person, and (iii) so on;

“Data Room Information” means all information, books, maps, records, reports, files, data, interpretations, papers or other records or documents relating to Claude Resources and the NSR Royalty, contained in the internet-based data room established by or on behalf of Claude Resources, an accurate index of which is set out in the Disclosure Letter;

“Debt Documents” means (i) the credit agreement dated April 5, 2013 between Claude Resources and Norrep Credit Opportunities Fund Inc., in its capacity as general partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP, and (ii) the credit agreement dated September 23, 2013, as amended December 20, 2013, between Claude Resources and Canadian Western Bank;

“Disclosure Letter” means the disclosure letter dated as of the date hereof executed by Claude Resources and delivered to, and acknowledged and accepted by, the Purchaser prior to the execution of this Agreement;

“Disposal” means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

“Encumbrance” means any mortgage, pledge, Lien, charge or other form of security interest or interest in the nature of a security interest;

“Environment” includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and “Environmental” will have a similar extended meaning;

“Environmental Laws” means all Applicable Laws relating in whole or in part to the Environment, including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

“Financial Statements” means the audited consolidated financial statements of Claude Resources for the year ended December 31, 2012 and the unaudited consolidated financial statements of Claude Resources for the period ended September 30, 2013 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, as filed with Canadian securities regulatory authorities;

“Governmental Approval” means any authorization, consent, approval, licence, ruling, permit, concession, certification, exemption, filing, variance, order, judgment, decree, publication, notice to, declaration of or with or registration by or with any Governmental Body, including, without limitation, approval from the TSX, as applicable;

“Governmental Body” means any national, provincial, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

“Indemnified Party” has the meaning ascribed to that term in Subsection 7.3.8;

“Indemnifying Party” has the meaning ascribed to that term in Subsection 7.3.8;

“Interim Period” means the period between execution and delivery of this Agreement and the Time of Closing;

“knowledge”, with respect to any Party, means knowledge of any officer or director of such Party after due inquiry (and each such individual will be deemed to have “knowledge” of a particular fact or other matter if (i) that individual is actually aware of that fact or matter; or (ii) that fact or matter has been received or comes to the attention of that individual under circumstances in which a reasonable person would take cognizance of it), and for greater certainty, where a representation or warranty refers to the knowledge of more than one Party, each such Party is giving such representation and warranty to its own knowledge only and knowledge of one such Party shall not be imputed to any other such Party;

“Liabilities” includes any indebtedness, obligations or liabilities of any kind, whether primary or secondary, direct or indirect, accrued, absolute or contingent, liquidated or unliquidated, secured or unsecured and whether or not reflected or required to be reflected in a balance sheet in accordance with generally accepted accounting principles;

“Lien” means with respect to any property or asset, any hypothec, prior claim, security interest, mortgage, pledge, prohibition, injunction, restriction, lien, charge, assignment, option, claim, promise to contract, compromise or other encumbrance or interest of any kind, upon any such property or asset, or upon the income, revenue or profits therefrom, including (i) any right to participate in revenues, profits, royalties, rents or other income in any way derived from or attributable to such property or asset or any rights arising therefrom; (ii) any acquisition of or option to acquire any property or asset upon conditional sale or other title retention agreement, device or arrangement (including any capital lease); (iii) any sale, assignment, pledge or other transfer for security of any accounts, intangibles or chattel paper, with or without recourse; and (iv) any agreement to create or grant any of the foregoing;

“Loss” means any loss, liability, damage, cost or expense including, without limitation, reasonable attorneys’ fees, suffered or incurred, including the reasonable costs and expenses of any assessment, judgment, settlement or compromise relating thereto, but excluding consequential, indirect and special damages and loss of profits (whether characterized as direct or indirect);

“Material Adverse Effect” means any change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, operation (as currently conducted, or as contemplated to be conducted within the 2 year period following the date hereof), properties, assets, liabilities (including contingent liabilities) or condition (financial or otherwise) of Claude Resources, the Project, the NSR Royalty or the Security Interest, and includes an event of default under the Debt Documents or any such change, fact or state of being with a value of more than $300,000;

“Mining Laws” means The Crown Minerals Act (Saskatchewan), together with all applicable rules and regulations and published policies thereunder as now in effect and as they may be promulgated or amended from time to time and with the provisions of the mineral claims and mining leases forming part of the Property;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators as now in effect and as may be amended from time to time;

“NSR Royalty” means the 3% royalty on net smelter returns on the Project as more particularly described in the NSR Royalty Agreement;

“NSR Royalty Agreement” means the net smelter returns royalty agreement to be entered into between Claude Resources and the Purchaser in substantially the form attached hereto as Schedule “C”;

“Order” means any order, judgment, injunction, decree, stipulation, determination, award, decision or writ of any court, tribunal, arbitrator or Governmental Body or other Person;

“Parties” means the parties to this Agreement and “Party” means any one of them;

“Permitted Encumbrances” means the Encumbrances listed in Parts A, B and D of Schedule “D” and the Underlying Royalties listed in Part C of Schedule “D”;

“Person” means an individual, a partnership, a corporation, a Governmental Body, a trustee, any unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual and words importing “Person” have similar meaning;

“Proceedings” has the meaning given to that term in Schedule “A” paragraph 1(k);

“Project” means the Seabee Gold Project located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan;

“Property” has the meaning given to it in the NSR Royalty Agreement;

“Purchaser” means 8248567 Canada Limited and its successors in interest;

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action defined in any Environmental Law;

“Representatives” means each director, officer, employee, agent, solicitor, accountant, professional advisor and other representative of a Party, and for the purposes of Article 7 means each director, officer or employee of an Indemnified Party;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Security Document” means the debenture to be entered into between Claude Resources and the Purchaser in a form acceptable to Claude Resources and the Purchaser acting reasonably;

“Security Interest” means the security interest granted by Claude Resources to the Purchaser in and to the Property and all minerals mined, produced, extracted or otherwise recovered from the Property;

“Securities Laws” means the Securities Act, together with all applicable Canadian provincial securities laws and the rules and regulations and published policies thereunder as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Body, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, Environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Technical Report” means the report entitled “Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation Saskatchewan, Canada, 2012 Year End NI 43-101 Technical Report” December 23, 2013, as such report may be restated, updated or replaced;

“Third Party” means any Person other than a Party or an Affiliate of a Party;

“Third Party Claim” means any Claim asserted by a Third Party against an Indemnified Party;

“Time of Closing” means 11:00 a.m. (Eastern Daylight Time) on the Closing Date, or such earlier time on the Closing Date that may be agreed by the Parties;

“Transfer Taxes” has the meaning given to that term in Section 6.3.1;

“TSX” means the Toronto Stock Exchange;

“Underlying Royalties” means the underlying royalties and existing rights identified as such and described in the agreements listed in Schedule “D” affecting the Property as of the date of this Agreement; and

“Unsatisfied Judgment” has the meaning given to that term in Section 3.1.1(g).

1.2	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof’, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders. The term “includes” or “including” means “including without limiting the generality of the foregoing”.

1.4	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.5	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made in accordance with generally accepted accounting principles, such reference shall be deemed to be to International Financial Reporting Standards from time to time approved by the International Accounting Standards Board or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

1.6	Currency

Unless otherwise indicated, all references to currency herein, including “US$” are to lawful money of the United States. All references to “C$” are to lawful money of Canada.

1.7	Consent

Whenever a provision of this Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise agreed, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.8	Performance on Holidays

If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next Business Day.

1.9	Calculation of Time

In this Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Eastern Daylight Time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Eastern Daylight Time) on the next Business Day.

1.10	Third Party Beneficiaries

Except as provided in Article 7, nothing in this Agreement or in any Closing Document is intended or by implication to, or shall, confer upon any Person (other than the Parties) any rights or remedies of any kind.

1.11	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule “A”	-	Representations and Warranties of Claude Resources
Schedule “B”	-	Representations and Warranties of the Purchaser
Schedule “C”	-	Form of NSR Royalty Agreement
Schedule “D”	-	Permitted Encumbrances

Capitalized terms used but not otherwise defined in the Schedules have the meanings given to them in this Agreement.

Article 2
PURCHASE AND SALE OF NSR ROYALTY

2.1	Purchase and Sale of NSR Royalty

2.1.1	Subject to the terms and conditions set out in this Agreement, Claude Resources hereby agrees to create, sell, grant and deliver to the Purchaser, and the Purchaser hereby agrees to purchase and acquire from Claude Resources free and clear of any Liens, the NSR Royalty for the consideration set out in Subsection 2.1.2. Notwithstanding the above, it is acknowledged and agreed that the Property and other assets of Claude Resources are subject to the Permitted Encumbrances.

2.1.2	The consideration for the NSR Royalty is US$12,000,000 (the “Cash Purchase Price”) payable by the Purchaser to Claude Resources by wire transfer. The terms and conditions of the NSR Royalty shall be set out in the NSR Royalty Agreement, which shall be executed by the Parties on the Closing Date.

2.2	Place of Closing

The Closing will take place at the Time of Closing at the offices of Fasken Martineau DuMoulin LLP in Toronto, or at such other place as may be agreed upon by the Parties.

2.3	Closing

2.3.1	It is intended that the execution of the NSR Royalty Agreement and the payment of the Cash Purchase Price will be completed simultaneously at Closing and only if all conditions of Closing have been satisfied or waived by each Party entitled to waive such conditions.

Article 3
CONDITIONS

3.1	Closing Conditions for the Benefit of the Purchaser

3.1.1	The obligations of the Purchaser to complete the transactions contemplated in this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Time of Closing, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part):

(a)	each of the representations and warranties of Claude Resources made in or pursuant to this Agreement, the Schedules or in any Closing Document delivered pursuant hereto shall be true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the date of this Agreement and as of the Time of Closing as though such representations and warranties were made at and as of the Time of Closing (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period);

(b)	all obligations, agreements and covenants of Claude Resources to be completed prior to Closing shall have been performed or completed by Claude Resources in all material respects, as applicable;

(c)	Claude Resources shall have delivered to the Purchaser a certificate from a senior officer of Claude Resources certifying that the conditions of Subsection 3.1.1(a) and Subsection 3.1.1(b) have been satisfied;

(d)	the Purchaser shall have received at the Closing an officer’s certificate of Claude Resources, dated as of the Closing Date, in form and substance reasonably satisfactory to the Purchaser, as to: (a) its constating documents; (b) a resolution of the board of directors of Claude Resources authorizing the execution and delivery of this Agreement, the NSR Royalty Agreement, the Security Document and any other Closing Document required for the completion of the transactions contemplated hereby; and (c) incumbency and signatures of the signatories of Claude Resources executing this Agreement or any of the Closing Documents;

(e)	all consents or approvals from, or notifications to any Person required to create and sell the NSR Royalty and to create and grant the Security Interest, will have been obtained or given on or before the Time of Closing in form satisfactory to the Purchaser, acting reasonably;

(f)	the Purchaser shall have received evidence of any material amendments to the Debt Documents or waiver of covenants provided in connection with the Debt Documents;

(g)	no order or judgment of any court or any Governmental Body shall have been issued or made and no legal or regulatory requirement shall remain to be satisfied, in either case which has the effect of making void, unlawful or otherwise prohibiting the creation and sale of the NSR Royalty as contemplated herein (an “Unsatisfied Judgment”);

(h)	all Governmental Approvals with respect to approval by any Governmental Body of the creation and sale of the NSR Royalty and the creation and grant of the Security Interest shall have been obtained;

(i)	no action or proceeding will be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the NSR Royalty or the creation and grant of the Security Interest contemplated hereby;

(j)	no change, effect, event, development, occurrence or state of facts or combination thereof that is, or would be, material and adverse to the NSR Royalty, the Security Interest, the Property or the Project, shall have occurred since the date of this Agreement;

(k)	Claude Resources shall deliver to the Purchaser an opinion of its counsel dated the Closing Date in form acceptable and satisfactory to both counsel for Claude Resources and counsel for the Purchaser, each acting reasonably, with respect to

(i)	the incorporation and extra-provincial existence of Claude Resources under its jurisdiction of incorporation and the Business Corporations Act (Saskatchewan), as applicable,

(ii)	the corporate power, authority and capacity of Claude Resources to own its assets and carry on its business as presently carried on by it and to enter into this Agreement, the NSR Royalty Agreement and the Security Document,

(iii)	the enforceability of this Agreement, the NSR Royalty Agreement and the Security Document,

(iv)	the execution and delivery of this Agreement, the NSR Royalty Agreement and the Security Document not requiring any Governmental Approval or conflicting with or resulting in a breach or violation of the constating documents of Claude Resources,

(v)	the Security Interest granted by Claude Resources being in accordance with the terms of this Agreement and in compliance with Applicable Law,

(vi)	the validity of the Security Interest, and

(vii)	the ownership and good standing of the mineral dispositions comprising the Property,

the foregoing being subject to reasonable assumptions and qualifications;

(l)	the arrangements shall have been made to the satisfaction of the Purchaser, acting reasonably, for registration of the NSR Royalty Agreement and the Security Document in those public registers and offices in which, in the Purchaser’s and its counsel’s opinion, registration is necessary or of advantage to preserve, protect and perfect the same;

(m)	the senior secured lenders of Claude Resources shall have provided confirmation to the Purchaser that they will not take any action to invalidate, disclaim or terminate the NSR Royalty Agreement if an event of default occurs, or an insolvency, bankruptcy or similar event occurs;

(n)	Claude Resources shall have duly authorized, executed and delivered this Agreement, the NSR Royalty Agreement, the Security Document and any other Closing Document requiring same, all in form and substance satisfactory to Purchaser acting reasonably;

(o)	Claude Resources shall have delivered one or more CDs, DVDs or hard drives containing the contents of the Data Room Information; and

(p)	Claude Resources shall deliver to the Purchaser such other documents as the Purchaser may reasonably require pursuant to the transactions contemplated hereunder.

3.1.2	If any condition in Section 3.1.1 shall not have been satisfied in all material respects at or prior to the Time of Closing, the Purchaser may at its sole option either:

(a)	rescind this Agreement by written notice to Claude Resources and, in such event, the Parties shall be released from all obligations, except that Claude Resources will still be obligated to pay to the Purchaser the fees and expenses contemplated in Section 8.3; or

(b)	waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon with Claude Resources without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

3.2	Closing Conditions for the Benefit of Claude Resources

3.2.1	The obligations of Claude Resources to complete the transactions contemplated in this Agreement shall be subject to the satisfaction of, or compliance with, at or before the Time of Closing, each of the following conditions precedent (each of which is hereby acknowledged to be inserted for the exclusive benefit of Claude Resources and may be waived by Claude Resources in writing in whole or in part):

(a)	each of the representations and warranties of the Purchaser made in or pursuant to this Agreement, the Schedules or in any Closing Document delivered pursuant hereto shall be true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the date of this Agreement and as of the Time of Closing as though such representations and warranties were made at and as of the Time of Closing (except insofar as such representations and warranties are stated to be given as of a particular date or for a particular period and relate solely to such date or period);

(b)	all obligations, agreements and covenants of the Purchaser to be completed prior to Closing shall have been performed or completed by the Purchaser in all material respects, as applicable;

(c)	the Purchaser shall have delivered to Claude Resources a certificate from a senior officer of the Purchaser certifying that the conditions of Subsection 3.2.1(a) and Subsection 3.2.1(b) have been satisfied;

(d)	the Cash Purchase Price shall have been paid to Claude Resources by the Purchaser;

(e)	Claude Resources shall have received at the Closing from the Purchaser an officer’s certificate of the Purchaser, dated as of the Closing Date, in form and substance reasonably satisfactory to Claude Resources, as to: (a) its constating documents; (b) a resolution of the board of directors of the Purchaser authorizing the execution and delivery of this Agreement, the NSR Royalty Agreement, the Security Document and any other Closing Document required for the completion of the transactions contemplated hereby; and (c) incumbency and signatures of the signatories of the Purchaser executing this Agreement or any of the Closing Documents; and

(f)	the Purchaser shall deliver to Claude Resources all other documents as Claude Resources may reasonably require pursuant to the transactions contemplated hereunder.

3.2.2	If any condition in Section 3.2.1 shall not have been satisfied in all material respects at or prior to the Time of Closing, Claude Resources may at its option, either:

(a)	rescind this Agreement by written notice to the Purchaser and, in such event, the Parties shall be released from all obligations hereunder, except that Claude Resources will still be obligated to pay to the Purchaser the fees and expenses contemplated in Section 8.3; or

(b)	waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon with the Purchaser without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part.

3.3	Specific Performance

In the event of any actual or threatened breach by any of the Parties of any of the covenants or agreements in this Agreement, the Party who is or is to be thereby aggrieved shall have the right, to the extent allowed under Applicable Law, to seek specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any other available rights and remedies of any nature or kind. The Parties agree that any such breach or threatened breach would cause irreparable injury, that the remedies at law for any such breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

Article 4
REPRESENTATIONS AND WARRANTIES OF CLAUDE RESOURCES

4.1	Representations and Warranties of Claude Resources

The representations and warranties of Claude Resources are set out in Schedule “A” hereto.

4.2	Survival of the Representations and Warranties

4.2.1	The representations and warranties of Claude Resources set forth in this Agreement shall survive the completion of the transactions herein provided for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of the Purchaser:

(a)	the representations and warranties set out in Schedule “A”, save for the representations or warranties described below in this Section 4.2.1, shall survive for a period of two (2) years from the Closing Date;

(b)	the representations and warranties set out in sections (m) and (n) in Schedule “A” shall survive until the later of (i) the date that is three (3) years after the Closing Date and (ii) the date that Claude Resources or an Affiliate thereof disposes of all of its interest in the Property; and

(c)	any representations or warranties that prove to be untrue or incorrect in a material respect (or, in the case of representations and warranties that are qualified by materiality, untrue or incorrect in any respect) as a result of any fraudulent misrepresentation made by Claude Resources shall survive, as against Claude Resources, indefinitely.

4.2.2	For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty if the Claim is made prior to such expiry pursuant to this Agreement.

Article 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1	Representations and Warranties of the Purchaser

The representations and warranties of the Purchaser are set out in Schedule “B” hereto.

5.2	Survival of the Representations and Warranties

5.2.1	The representations and warranties of the Purchaser set forth in this Agreement shall survive the completion of the transactions herein provided for the following periods notwithstanding such completion and any inspections or inquiries made by or on behalf of Claude Resources:

(a)	the representations and warranties set out in Schedule “B”, save for those representations and warranties described below in this Section 5.2.1, shall survive for a period of two (2) years from the Closing Date; and

(b)	any representations or warranties that prove to be untrue or incorrect in a material respect (or, in the case of representations and warranties that are qualified by materiality, untrue or incorrect in any respect) as a result of any fraudulent misrepresentation made by the Purchaser shall survive, as against the Purchaser, indefinitely.

5.2.2	For greater certainty, the expiry of the survival period applicable to a representation or warranty shall be without prejudice to any Claim for indemnification based on any inaccuracy or misrepresentation in such representation or warranty if the Claim is made prior to such expiry pursuant to this Agreement.

Article 6
COVENANTS

6.1	Representations and Warranties of Claude Resources

Claude Resources shall take all actions that are within its power to control, and will make all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure that its representations and warranties contained in this Agreement are true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the Time of Closing.

6.2	Representations and Warranties of the Purchaser

The Purchaser shall take all actions that are within its power to control, and will make all commercially reasonable efforts to cause other actions to be taken which are not within its power to control, to ensure that its representations and warranties contained in this Agreement are true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the Time of Closing.

6.3	Taxes

6.3.1	Claude Resources understands, on the basis of its own verifications, that no goods and services, sales, value added, excise, transfer or similar taxes (collectively, the “Transfer Taxes”) in respect of the sale of the NSR Royalty to the Purchaser will be due and payable, and therefore agrees that it will not require payment of Transfer Taxes on Closing.

6.3.2	In the event that it is determined, following Closing that Transfer Taxes are in fact payable on the sale of the NSR Royalty and notwithstanding Section 6.3.1, the Purchaser shall be liable for and shall pay when due any Transfer Taxes levied by any Governmental Body in respect of the sale of the NSR Royalty to the Purchaser (excluding for greater certainty any income or capital gains taxes which shall be the responsibility of Claude Resources). Claude Resources and the Purchaser shall use their commercially reasonable efforts in good faith to minimize any applicable Transfer Taxes. The Purchaser shall have the right to contest the imposition of any Transfer Taxes, and Claude Resources shall cooperate with the Purchaser in any opposition, contest or challenge to any attempt by any Governmental Body to impose Transfer Taxes.

6.4	Compliance Verification and Access

6.4.1	Claude Resources shall permit the Purchaser, directly and through its Representatives at its own expense and on reasonable notice to the Project operator at any time prior to the Time of Closing, to have full access to the Property for the purposes of, among other things, verifying the compliance of Claude Resources with its representations, warranties and covenants hereunder. Such investigations and inspections shall not, however, affect or mitigate the representations and warranties of Claude Resources hereunder. The Purchaser shall endeavor to ensure that all such access, investigations and inspections will be conducted in a commercially reasonable manner. The Purchaser will indemnify and hold Claude Resources and its officers, directors and employees harmless from and against any Losses arising out of any claim or cause of action for loss or damage to property or injury to Persons caused by or resulting from such site visits.

6.5	Covenants on the Property

6.5.1	During the Interim Period, except as contemplated in the Disclosure Letter, Claude Resources shall act as follows:

(a)	preserve and protect the Property and shall not sell, transfer or dispose of any part of the Property or grant any Encumbrance to any Third Party on the Property;

(b)	not take any action, omit to take any action, or enter into any transaction involving or otherwise affecting the Property which, if taken or entered into before the date of this Agreement, could cause any representation or warranty of Claude Resources in this Agreement to be incorrect in any material respect or constitute a breach of any covenant or agreement of Claude Resources contained herein in any material respect without the prior consent of the Purchaser, such consent not to be unreasonably withheld;

(c)	Claude Resources shall at its own expense use commercially reasonable efforts to obtain by the Time of Closing all certificates, consents or waivers of Third Parties, if any, required to consummate the transactions contemplated by this Agreement;

(d)	as soon as practicable, Claude Resources shall make all filings, notices or requests for approval required to be given or made to any Governmental Body in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the creation and sale of the NSR Royalty and the creation and grant of the Security Interest;

(e)	Claude Resources shall as soon as practicable disclose in writing to the Purchaser any matter inconsistent in any material respect with any of the representations or warranties of Claude Resources contained herein of which it becomes aware, it being acknowledged that certain information has been disclosed in the Disclosure Letter. No such disclosure, however, will cure any misrepresentation or breach of warranty for the purposes of Section 3.1.1(a);

(f)	Claude Resources shall maintain the Property in good standing (by among other things performing all required assessment work and paying all Taxes and fees payable under Applicable Law or otherwise on the Property), duly maintain Books and Records in respect of the Project in accordance with industry standards, and shall continue to operate its assets in respect of the Project in accordance with customary standards;

(g)	Claude Resources shall comply in all material respects with all Applicable Laws involving or otherwise affecting the Property; and

(h)	Claude Resources shall ensure that all corporate action is taken by it to approve the transactions contemplated herein and satisfy its covenants provided herein.

6.6	Use of Proceeds

6.6.1	Claude Resources shall use the proceeds from the Cash Purchase Price only for furthering the development of the Project and for general working capital (but only so long as the use of the Cash Purchase Price for general working capital is primarily in relation to and to further the advancement of the Property and the Project which includes the repayment of debt currently outstanding and coming due). For greater certainty, Claude Resources shall not use such proceeds for the acquisition or development of any other mining rights or mining properties unrelated to the Project.

6.6.2	Claude Resources must at the request of the Purchaser provide excerpts of, or permit the Purchaser at its own cost, after it has given reasonable Notice to Claude Resources, to inspect at their respective premises and at all reasonable times and with access to their relevant personnel, those Books and Records to enable the Purchaser to determine compliance with Section 6.6.1, and to make and take away with it copies of such Books and Records.

6.6.3	If the Purchaser objects to the use of proceeds as provided in the Books and Records, then the Purchaser will provide written notice to Claude Resources and will specify the basis for the objection in reasonable detail. The Purchaser shall have the right, at its own cost, for a period of 90 days after Claude Resources receives notice of such objection, upon reasonable notice and at all reasonable times, to have the Books and Records relating to the use of proceeds audited by an independent firm of certified public accountants or chartered accountants selected by the Purchaser.

6.7	Announcements and Confidential Information

6.7.1	No discussion with a Third Party, public announcement or news release concerning the sale and purchase of the NSR Royalty, or the terms or conditions of this Agreement shall be made by any of the Parties except as may be required by Applicable Law or the rules of any applicable stock exchange. Claude Resources will advise and consult with the Purchaser prior to any such announcement or disclosure required on Closing.

6.7.2	Subject to Subsection 6.7.3, the Parties will keep all Confidential Information confidential and will not, without the prior written consent of the other Party, disclose in any manner, in whole or in part, any Confidential Information.

6.7.3	Each Party undertakes that neither it nor its Representatives will, without the prior written consent of the other Party, use any Confidential Information other than for purposes of this Agreement and shall not disclose any Confidential Information to any Third Party unless:

(a)	the disclosure is expressly permitted by this Agreement;

(b)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 6.7 by the Party);

(c)	the disclosure is made on a confidential basis to the Party’s officers, employees, agents, financiers or professional advisers, and is necessary for the Party’s business;

(d)	the disclosure is necessary to comply with any Applicable Law, or an order of a court or tribunal;

(e)	the disclosure is necessary to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of Law) so long as a responsible person in a similar position would comply;

(f)	the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(g)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before an arbitrator, court, tribunal, other Governmental Body, securities regulator or stock exchange; or

(h)	the disclosure is made on a confidential basis to a prospective assignee or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 6.7.

Article 7
INDEMNIFICATION

7.1	Indemnity of Claude Resources

Claude Resources shall indemnify and save harmless the Purchaser and its Representatives for, from and against all Losses directly or indirectly suffered by them or any of them resulting from: (i) any breach of any covenant of Claude Resources contained in this Agreement; (ii) any representation or warranty set forth in Schedule “A” that is not true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the Time of Closing; and (iii) any Liabilities for Taxes levied by any Governmental Body with respect to the sale to the Purchaser of the NSR Royalty other than Transfer Taxes and (iv) any Liabilities caused, directly or indirectly, by Claude Resources as a result of or arising out of the ownership of the Property or conduct of their activities on the Property. For clarity, Claude Resources acknowledges that the Purchaser shall not have title to the Property or any portion thereof, and that the acquisition of the NSR Royalty shall not create or be deemed to create a partnership, and that as a result the Purchaser shall not be subject to any Liabilities arising, among other things, under Environmental Laws for which Claude Resources shall be solely responsible.

7.2	Indemnity of Purchaser

The Purchaser shall indemnify and save harmless Claude Resources and its Representatives for, from and against all Losses directly or indirectly suffered by them or any of them resulting from (i) any breach of any covenant of the Purchaser contained in this Agreement (ii) any representation or warranty set forth in Schedule “B” that is not true and correct in all material respects (other than those representations and warranties that are qualified by materiality which shall be true and correct in all respects) as at the Time of Closing, and (iii) any Liabilities for Transfer Taxes levied by any Governmental Body with respect to the sale to the Purchaser of the NSR Royalty.

7.3	Notice of and Defence of Third Party Claims

7.3.1	If an Indemnified Party receives written notice of the commencement or assertion of any Third Party Claim in respect of which the Indemnified Party believes the Indemnifying Party has liability under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. To the extent reasonable and practical given the information readily available to the Indemnified Party, such notice to the Indemnifying Party shall describe the Third Party Claim in reasonable detail and shall indicate (without prejudice to the Indemnified Party’s rights) the estimated amount of the Loss that has been or may be sustained by the Indemnified Party in respect thereof, provided that the failure to give such notice within such time period shall not reduce the Indemnified Party’s rights hereunder, except to the extent of any actual prejudice suffered as a result of such failure.

7.3.2	The Indemnifying Party shall have the right, by giving notice to that effect to the Indemnified Party not later than thirty (30) days after receipt of such notice of such Third Party Claim and subject to the rights of any insurer or other Third Party having potential liability therefor, to elect to assume the defence of any Third Party Claim at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel, provided that the Indemnifying Party shall not be entitled to assume the defence of any Third Party Claim: (i) to the extent it alleges any criminal or quasi-criminal wrongdoing (including fraud), (ii) to the extent it impugns the reputation of the Indemnified Party or (iii) where the Third Party making the Third Party Claim is a Governmental Body.

7.3.3	Prior to settling or compromising any Third Party Claim in respect of which the Indemnifying Party has the right to assume the defence, the Indemnifying Party shall obtain the consent of the Indemnified Party regarding such settlement or compromise. In addition, the Indemnified Party shall be entitled to participate in (but not control) the defence of any Third Party Claim (and in so doing may retain its own counsel) at the cost and expense of the Indemnified Party.

7.3.4	With respect to any Third Party Claim in respect of which the Indemnified Party has given notice to the Indemnifying Party pursuant to Section 7.3.1 and in respect of which the Indemnifying Party is not entitled to assume the defence or has not elected to do so, the Indemnifying Party may participate in (but not control) such defence assisted by counsel of its own choosing at the Indemnifying Party’s sole cost and expense.

7.3.5	At their own cost and expense, the Indemnifying Party and Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim:

(a)	those employees whose assistance, testimony or presence is necessary to assist such Party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such Party reasonably required by such Party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the Party defending such Third Party Claim.

7.3.6	If the Indemnifying Party elects to assume the defence of any Third Party Claim as provided in Section 7.3.2 and fails to take reasonable steps necessary to defend diligently such Third Party Claim within 30 days after receiving notice from the Indemnified Party that the Indemnified Party believes on reasonable grounds that the Indemnifying Party has failed to take such steps, the Indemnified Party may, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifying Party shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

7.3.7	Upon making a payment in full of any Loss, the Indemnifying Party shall, subject to the rights of any insurers and to the extent of such Loss, be subrogated to all rights of the Indemnified Party against any Third Party in respect of such Loss.

7.3.8	Any Person providing indemnification pursuant to the provisions of this Article 7 is referred to herein as an “Indemnifying Party”, and any Person entitled to be indemnified pursuant to the provisions of this Article 7 is referred to herein as an “Indemnified Party”.

7.4	No Duplication

Notwithstanding anything in this Agreement, any amounts payable pursuant to the indemnification obligations under this Article 7 shall be paid without duplication, and in no event shall any Party be indemnified under different provisions of this Agreement for the same Losses.

7.5	Tax Treatment of Indemnity Payments

The Parties agree to treat any indemnity payment made pursuant to this Article 7 as an adjustment to the Cash Purchase Price for all income tax purposes.

Article 8
GENERAL

8.1	Further Assurances

Each of the Parties shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.2	Time of the Essence

Time shall be of the essence of this Agreement.

8.3	Fees and Expenses

All costs and expenses arising from the transactions in respect of the NSR Royalty Agreement as contemplated by this Agreement, including, but not limited to, the reasonable legal and mining consultants costs incurred by the Purchaser, will be for the account of Claude Resources, to a maximum of US$30,000. The Purchaser shall make reasonable efforts to keep such costs to a minimum. An estimate of such costs and expenses will be deducted from the Cash Purchase Price and held back by the Purchaser on Closing with any subsequent adjustment for under or over estimation of costs to be settled promptly between the Parties.

8.4	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

8.5	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

8.6	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8.7	Assignment

This Agreement may not be assigned by a Party without the written consent of the other Party, except to an Affiliate of the assigning Party, provided that such Affiliate enters into a written agreement with the other Party to be bound by the provisions of this Agreement in all respects and to the same extent as the assigning Party is bound and provided that the assigning Party shall continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

8.8	Notices

Any notice, demand, consent or other communication (“Notice”) given or made under this Agreement:

(a)	must be in writing and signed by a person duly authorized by the sender;

(b)	must be delivered to the intended recipient by hand, courier, facsimile or email to the addresses below or the addresses last notified by the intended recipient, to the sender:

(i)	to the Purchaser:

8248567 Canada Limited
c/o Mitsubishi UFJ Fund Services Limited
26 Burnaby Street
Hamilton, HM 11, Bermuda

Attention:                            Jenny Dolan
Facsimile No.: +1(441) 295-6759
Email: jdolan@mitsubishiufjfundservices.com and

    Notices@orionresourcepartners.com

With a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: Nancy Eastman
Facsimile No. + 1 (416) 364-7813
Email: neastman@fasken.com

(ii)	to Claude Resources:

200 224 Fourth Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Attention: Rick Johnson
Facsimile No.: +1 (306) 668-7500
Email: rjohnson@clauderesources.com

With a copy to:

MacPherson Leslie & Tyerman LLP
1500, 410 – 22nd Street East
Saskatoon, Saskatchewan
S7K 5T6

Attention: Danny Anderson, Q.C.
Facsimile No. +1 (306) 975-7145
Email: danderson@mlt.com

(c)	Any notice will be deemed to have been given and received:

(i)	if personally delivered, on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(ii)	if by courier, on the day of receipt by the recipient party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service; or

(iii)	if sent by facsimile transmission or email and successfully transmitted with proof of transmission prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, on the first Business Day following the date of transmission.

(d)	A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

8.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein, other than such laws relating to conflicts of law.

Subject to Section 8.10, the Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the Province of Saskatchewan and any court that may hear appeals from any of those courts for any proceeding in connection with this Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

8.10	Dispute Resolution

Subject to any incompatible provision of this Section 8.10, any dispute, controversy or claim between Claude Resources and the Purchaser, arising out of or relating to this Agreement, or the execution, interpretation, application breach, termination, or invalidity thereof, shall be determined by arbitration in accordance with The Arbitration Act, 1992 (Saskatchewan) or any successor or replacement legislation which may be in force, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the relevant Party or its assets. The place of arbitration shall be Saskatoon, Saskatchewan and the arbitration shall be conducted in the English language.

The arbitration shall be conducted by a panel of three arbitrators unless the Parties agree upon one arbitrator. In the event that the Parties are unable to agree on one arbitrator in their absolute discretion, the arbitrator selected by the claimant and the arbitrator selected by the respondent shall, within ten days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, a single neutral arbitrator shall be appointed in accordance with the provisions of The Arbitration Act, 1992 (Saskatchewan) referred above who shall conduct the arbitration instead of a panel of three arbitrators.

The arbitrators shall reduce their award to writing and deliver one copy thereof to each of the Parties, and such award will be final and binding upon the Parties.

Nothing in this provision shall prevent any Party from seeking conservatory or interim measures, including, but not limited to, attachments, temporary restraining orders or preliminary injunctions or their equivalent, from any court having jurisdiction thereof, either before or after the arbitral tribunal is constituted.

8.11	Counterparts and Faxed Signatures

This Agreement may be executed in more than one counterpart (including counterparts delivered by facsimile or email), all of which, taken together, shall be regarded as one and the same Agreement. Counterparts may be delivered by facsimile or email and the Parties adopt any signatures received by facsimile or email as original signatures of the Parties.

8.12	Paramountcy

In the event of any conflict between the provisions of this Agreement and the provisions of the NSR Royalty Agreement with respect to the NSR Royalty, the provisions of the NSR Royalty Agreement shall govern.

8.13	Language

The Parties have expressly required that this Agreement, any communication and all other contracts, documents and notices relating to this Agreement be drafted in the English language. Les parties ont expressément exigé que la présente convention, la communication et tous les autres contrats, documents et avis qui y sont afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF the parties have executed this Agreement.

CLAUDE RESOURCES INC.

By:	/s/ Brian Skanderbeg
Name: Brian Skanderbeg
	Title:	Senior Vice President and Chief
Operating Officer

/s/ Rick Johnson
By:	Name: Rick Johnson
	Title:	Chief Financial Officer and Vice
President Finance

8248567 CANADA LIMITED

By:	/s/ Gordon J. Fretwell
Name: Gordon J. Fretwell
Title: President

Schedule “A”
REPRESENTATIONS AND WARRANTIES
OF CLAUDE RESOURCES

Claude Resources hereby represents and warrants to the Purchaser as follows, which representations and warranties are made as at and with effect at the date of this Agreement, and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization. Claude Resources is a corporation duly incorporated and validly existing under the Canada Business Corporations Act, is extra-provincially registered under the Business Corporations Act (Saskatchewan) and has made all the necessary corporate filings under the Canada Business Corporations Act and the Business Corporations Act (Saskatchewan).

(b)	No Violation or Rights of Termination or Acceleration. The execution and delivery of this Agreement by Claude Resources does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement, the NSR Royalty Agreement and the Security Document by Claude Resources will not:

(i)	materially conflict with or result in a material violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of Claude Resources, of any agreement, instrument or license to which it is a party or by which it is bound or constitute a material default or violation by it thereunder, or result in the creation or imposition of any Lien upon the Project except by virtue of the constitution of the NSR Royalty and Security Interest;

(ii)	to the knowledge of Claude Resources, constitute a default or violation by Claude Resources under any Laws to which it is subject or by which it is bound; or

(iii)	result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on the Project pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which it is a party or by which it or any of its property or assets is bound;

except, with respect to clauses (ii) and (iii), for any such events or occurrences that could not reasonably be expected to materially impair the ability of Claude Resources to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)	Consents and Approvals. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body is required to be obtained or made by or with respect to Claude Resources in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby, other than:

(i)	filings and approvals under applicable Securities Laws or TSX policies; and

(ii)	those, which if not obtained, could not individually or in the aggregate be reasonably expected to materially impair the ability of Claude Resources to perform its obligations hereunder or to complete the transactions contemplated hereby.

(d)	Capacity. Claude Resources has the requisite corporate power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Claude Resources and the completion of the transactions contemplated hereby by it, including without limitation the NSR Royalty Agreement and the Security Document have been duly authorized by its board of directors and no other corporate proceedings on the part of Claude Resources are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby by Claude Resources.

(e)	Binding Agreement. This Agreement has been duly executed and delivered by Claude Resources and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(f)	No Bankruptcy Proceedings. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Claude Resources, threatened against Claude Resources before any court, administrative, regulatory or similar agency or tribunal.

(g)	Books and Records. All transactions in respect of the Property that would be considered material to the Purchaser, acting reasonably, have been properly and accurately recorded in the appropriate Books and Records and such Books and Records are correct and complete in all material respects and have been maintained and retained in accordance with Applicable Law, generally accepted accounting principles, and in the case of technical and scientific information, customary standards in the mining industry.

(h)	No Options to Purchase Royalty Interest. Except for the Permitted Encumbrances, no Person other than the Purchaser has any oral or written agreement, option, warrant, privilege or right, or any right capable of becoming any of the foregoing (whether legal, equitable, contractual or otherwise) for the purchase of a royalty interest in the Property.

A-2

(i)	Absence of Undisclosed Liabilities. To the knowledge of Claude Resources, except for the Permitted Encumbrances and except as disclosed in the Disclosure Letter, the Property is not subject to any material liabilities or obligations of any nature or kind (whether accrued, absolute, contingent or otherwise) other than any reclamation or retirement obligations in respect of the Property that may be determined in the future under Applicable Laws and as otherwise disclosed in this Agreement.

(j)	Financial Statements. The Financial Statements, each as filed with Canadian securities regulatory authorities, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and present fairly in all material respects, the financial position and the results of operations and the changes in shareholders’ equity and cash flow of Claude Resources for the periods then ended and as at the dates thereof. In the case of unaudited Financial Statements, this representation is subject to normal, recurring year-end adjustments that would be made in the course of an audit and would not be material. Claude Resources does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise, not reflected in the Financial Statements.

(k)	Litigation. There is no (i) court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure or (ii) investigation, audit, assessment, inquiry, request for information, warrant, charge, suit or claim by any Governmental Body, or any similar matter or proceeding (collectively, “Proceedings”) in respect of the Project (whether in progress or, to the knowledge of Claude Resources, threatened) or against Claude Resources, which, if determined adversely to Claude Resources, would have a Material Adverse Effect, and there is no order, ordinance, writ, judgment, decree, injunction, award or order of any Governmental Body outstanding against Claude Resources which could have a Material Adverse Effect. There are no suits, claims, actions or Proceedings pending or, to the knowledge of Claude Resources threatened seeking to prevent the transactions contemplated hereby.

(l)	Tax Matters. Claude Resources has filed or caused to be filed, in a timely manner, all Tax Returns required to be filed by it (all of which Tax Returns were correct and complete in all material respects) and has paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable in respect of the relevant period, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect.

(m)	Title to Property. Claude Resources is the registered holder of a 100% undivided interest in and to the Property, excluding Additional Property. For the purpose of clarity, Claude Resources does not have a fee simple interest in any lands that are the subject of the mineral dispositions that comprise the Property. Rather, the Property consists of mineral claims and mining leases that have been granted to Claude Resources by Her Majesty the Queen in Right of the Province of Saskatchewan.

A-3

(n)	Property. Except for the Permitted Encumbrances and the disclosures contained in the Disclosure Letter:

(i)	Claude Resources has a good and marketable title to the Property, free and clear of all title defects and Encumbrances.

(ii)	Applying customary standards in the mining industry in Saskatchewan:

(A)	each mining claim, mining lease and other mining right or interest comprising the Property has been properly filed, located, granted and recorded in compliance with Applicable Laws and is comprised of valid and subsisting mining claims and mining leases;

(B)	all assessment work required to be performed and filed in accordance with Applicable Laws, as at the date hereof or the Closing Date, as applicable, in respect of the Property has been performed and filed;

(C)	all Taxes and other payments required to be paid in respect of the Property have been paid in a timely manner;

(D)	all filings required to be filed in respect of the Property have been filed; and

(E)	no Person has any interest in the Property or any right to acquire any such interest, which could have a Material Adverse Effect.

(iii)	No Person has any back-in rights, earn-in rights, rights of first refusal, rights of first offer, option rights, royalty rights or similar rights or provisions in respect of the Property.

(iv)	There are no adverse claims (including any claim to any ores, minerals or mineral products present in/on the Project and any other areas to which the Property relates), actions, suits or proceedings that have been commenced or, to the knowledge of Claude Resources, that are pending or threatened, which have or could have a Material Adverse Effect.

(v)	Claude Resources has not received from any Governmental Body or any other Person any notice in respect of (i) any revocation or intention to revoke or not renew Claude Resources’ interest in the Property, or to renew Claude Resources’ interest in the Property on terms or conditions that are less favourable to Claude Resources than the terms and conditions applicable to the Property as presently in effect, or (ii) any threat or intention to not issue or renew any Governmental Authorization or other authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licences, permits, variances, registrations or other rights required by Claude Resources in connection with the Project and the Property.

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(vi)	Claude Resources has all leases, rights of way, rights to use, surface rights, easements or other real property interests that are required to conduct all exploration and exploitation activities in respect of the Project as currently conducted.

(vii)	Claude Resources has obtained or will have obtained prior to the Time of Closing all necessary approvals required for the creation and sale of the NSR Royalty and has the right to create the NSR Royalty and grant it to the Purchaser.

(viii)	All work and activities carried out on the Property by Claude Resources, to the knowledge of Claude Resources, by any other Person engaged by Claude Resources to carry out work on the Property have been carried out in a diligent, careful and workmanlike manner in compliance, in all material respects, with best management practices customary in the mining industry in Saskatchewan, Mining Laws, the terms and conditions described in the disposition document issued pursuant to Mining Laws and all other Applicable Laws and Claude Resources has not received notice of any material breach or violation of Mining Laws, the disposition document issued pursuant to Mining Laws or any other Applicable Laws.

(o)	Technical Report. To the knowledge of Claude Resources, the Technical Report was prepared in all material respects in accordance with accepted mining, engineering, geoscience and other approved industry practices and NI 43-101 as it was in effect on the date of the filing of the applicable document. The information provided by, as applicable, Claude Resources to the Qualified Persons (as defined in NI 43-101 as it was in effect on the date of the filing of the applicable document) in connection with the preparation of the Technical Report was complete and accurate in all material respects at the time such information was furnished. To the knowledge of Claude Resources, no mineral deposits are subject to illegal occupation, and all necessary measures with respect to sampling method, sampling preparation and security, data verification, and quality assurance and quality control have been taken to ensure the accuracy and integrity of the data.

(p)	Mining Safety. Claude Resources’ ownership, operation, development and maintenance of the Project are in compliance in all material respects with all Applicable Laws relating to workers’ health and safety, mining safety and the workplace.

(q)	Expropriation. No part of the Property has been taken, condemned or expropriated by any Governmental Body nor has any notice or proceeding in respect thereof been given or commenced nor does Claude Resources have any knowledge of any intent or proposal by any Governmental Body to give any such notice or commence any such proceedings.

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(r)	Local Community Claims. There are no Proceedings commenced by the community that resides within or near the Property or, to the knowledge of Claude Resources, pending or threatened with respect to the Property. All community consultations required to date under Applicable Laws have been duly conducted. Claude Resources has not received notice that any part of the Project is located on sacred or religious grounds.

(s)	Condition of Equipment. The material equipment and other tangible personal property of Claude Resources which are used to conduct their activities on the Property are in good operating condition and repair having regard to their use and age and are adequate for the uses to which they are being put. None of such equipment or other property is in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

(t)	Compliance with Environmental Laws. With respect to the Project:

(i)	Claude Resources has been and is in material compliance with all applicable Environmental Laws;

(ii)	Claude Resources has obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the “Environmental Permits”) necessary for conduct of activities on the Project as currently operated, and each such Environmental Permit is valid, and subsisting, and Claude Resources has not received any notice that any such Environmental Permits are in default or that Claude Resources is in breach thereof, and no proceeding is pending or, to the knowledge of Claude Resources, threatened to revoke or limit any such Environmental Permit;

(iii)	Claude Resources (including, if applicable, any predecessor companies thereof) has not received any notice of any future prosecution, nor is it currently being prosecuted for, any offence alleging non-compliance with any Environmental Laws, or any liability for the investigation or remediation of any Disposal or Release of Hazardous Substances; and

(iv)	Claude Resources has not received any orders or directions relating to Environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of Claude Resources that are adverse to the Project.

(u)	Contingent Environmental Liabilities. There are no contingent Environmental liabilities in relation to the activities conducted by Claude Resources at the Project that are required to be disclosed in the Financial Statements, and to the knowledge of Claude Resources, no such contingent Environmental liabilities have arisen subsequent to the date of such Financial Statements which would be required to be disclosed in the Financial Statements if such contingent liabilities related to Environmental matters had occurred or been discovered prior to such date.

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(v)	No Unlawful Payments. Claude Resources has not, nor, to the knowledge of Claude Resources, has any director, officer, agent or employee of Claude Resources or other Person authorized by Claude Resources to act on its behalf (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any applicable provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or the Bribery Act 2010 (United Kingdom); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case related to the Project or any activities undertaken in the Province of Saskatchewan by or on behalf of Claude Resources.

(w)	Compliance with Laws. Claude Resources has complied with and is not in violation of any Applicable Laws other than such non-compliance or violations which would not or could not, individually or in the aggregate, have a Material Adverse Effect.

(x)	Contracts In Respect of Project. All of the Contracts that are still in force and effect in respect of the Project, which would be considered material by the Purchaser, acting reasonably, have been duly entered into, have not been modified or terminated except as included in the Disclosure Letter and are in good standing in all material respects and in full force and effect with no amendments. All of the material Contracts that are still in force and effect in respect of the Project are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity. Except as disclosed in the Disclosure Letter, Claude Resources has complied with all material terms thereof, has paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach, which individually or in the aggregate, would or could have a Material Adverse Effect.

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(y)	Employment. In respect of the conduct of activities at the Project: (i) Except as disclosed in the Disclosure Letter, Claude Resources has been and is in material compliance with all Applicable Laws respecting employment and employment practices including all employment standards, human rights, labour relations, occupational health and safety, workers’ compensation or workplace safety and insurance legislation, employee privacy and pay equity, benefits, avoidance of discrimination, avoidance of harassment and avoidance of retaliation with respect to each of its employees, and there are no outstanding claims, complaints, investigations, prosecutions or orders under such legislation; (ii) Claude Resources has not and is not engaged in any unfair labour practice, no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Claude Resources threatened against Claude Resources and there is no labour strike, dispute, slow down or stoppage pending or, to the knowledge of Claude Resources, threatened against Claude Resources; (iii) all amounts due or accruing due for all salary, wages, bonuses, commissions, pension benefits or other employee benefits or compensation are reflected in the Books and Records of Claude Resources, in accordance with Claude Resources’ accounting practices and Applicable Law; (iv) Claude Resources is not a party to any collective bargaining agreement. As of the date of this Agreement, to Claude Resources’ knowledge, no petition has been filed or proceeding instituted by an employee or group of Claude Resources’ employees, with the applicable government department or agency seeking recognition of a bargaining representative; and (v) Claude Resources has withheld and reported to the applicable Governmental Bodies all amounts required by Applicable Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees.

(z)	Internal Controls. Claude Resources maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the amount recorded in the Books and Records for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within Claude Resources responsible for the preparation of the financial statements during the period in which the financial statements have been prepared;

(aa)	No Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Claude Resources with unconsolidated entities or other Persons that may have material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of Claude Resources on a consolidated basis;

(bb)	No Sale of Assets. Except with respect to the sale of the Madsen gold project or that which has been disclosed in the Disclosure Letter, Claude Resources has not approved, is not contemplating, has not entered into any agreement in respect of and has no knowledge of:

(i)	any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming such, for the purchase, sale, transfer or other disposition of the material properties or assets (including the Property) or any interest therein owned directly or indirectly by Claude Resources; or

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(ii)	a sale of all or substantially all of the assets of Claude Resources;

(cc)	Compliance with NI 43-101. Except for that which has been disclosed in the Disclosure Letter, Claude Resources is in material compliance with NI 43-101 in connection with its properties and has prepared, filed and certified all technical reports required by applicable securities laws in accordance with NI 43-101 and Form 43-101F1;

(dd)	Disclosure. All information contained in this Agreement, in the Disclosure Letter, in the Data Room Information and in all of the Closing Documents prepared or supplied to the Purchaser by or on behalf of Claude Resources with respect to the Project is true, correct and accurate in all material respects and does not contain any untrue statements of material fact. No statement made by Claude Resources with respect to the Project contained in any document filed on SEDAR contained a misrepresentation (as defined in Applicable Law) at the time such document was filed. As at the date hereof, Claude Resources is in compliance, in all material respects, with its disclosure obligations in respect of the Project. Claude Resources has not filed a material change report on a confidential basis under Applicable Laws that remains confidential;

(ee)	Red Mile Royalty Payments. Pursuant to four royalty agreements, a basic royalty, among other things, was made and granted in favour of each of Red Mile No. 3 Limited Partnership, Red Mile No. 7 Limited Partnership, Red Mile No. 8 Limited Partnership and Red Mile No. 11 Limited Partnership in respect of all of the Property (collectively, the “Basic Royalties”). The Basic Royalties are funded by payments made to Claude Resources pursuant to promissory notes issued by Alberta Capital Trust Corporation to Claude Resources (the “Note Proceeds”). The Note Proceeds are sufficient to pay the Basic Royalties in full.

(ff)	Debt Arrangements. The current amounts outstanding under the Debt Documents are set out in the Disclosure Letter and all of the Contracts in respect of the Debt Documents have been duly entered into, have not been modified or terminated except as included in the Disclosure Letter and are in good standing in all material respects and in full force and effect with no amendments. All of the Debt Documents are valid and binding obligations of the parties thereto enforceable in accordance with their respective terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity. Except for the disclosures contained in the Disclosure Letter, Claude Resources has complied with all material terms thereof, has paid all amounts due thereunder, has not waived any rights thereunder and no default or breach exists in respect thereof on the part of any of the parties thereto and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach.

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(gg)	Solvency. Assuming completion of the transaction contemplated by this Agreement, and provided no Material Adverse Effect occurs following the date hereof, Claude Resources is solvent and is able to pay its debts as they become due and will have capital sufficient to carry on its business during the balance of the 2014 fiscal year and the 2015 fiscal year;

(hh)	Production Volume. Assuming completion of the transaction contemplated by this Agreement and that sufficient financial liquidity is available, and provided no Material Adverse Effect occurs following the date hereof, the timeline and magnitude of the production volume ramp-up at the Project as presented in the Data Room Information is reasonable and such timeline and production volumes are still valid, on track and achievable.

(ii)	Project Cap-Ex. Assuming completion of the transaction contemplated by this Agreement and that sufficient financial liquidity is available, and provided no Material Adverse Effect occurs following the date hereof, the projected capital expenditure at the Project as presented in the Data Room Information with respect to the Santoy Gap pre-feasibility study updated in October 2013 is still valid, on track and achievable, subject to the qualifications and assumptions contained in the Santoy Gap pre-feasibility study.

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Schedule “B”
REPRESENTATIONS AND WARRANTIES OF THE
PURCHASER

The Purchaser hereby represents and warrants to Claude Resources as follows, which representations and warranties are made as at and with effect at the date of this Agreement, and acknowledges that Claude Resources is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Organization. The Purchaser is a corporation incorporated and validly existing under the Laws of its jurisdiction of incorporation.

(b)	No Violation or rights of Termination or Acceleration. To the knowledge of the Purchaser, the execution and delivery of this Agreement by the Purchaser does not, and the consummation of the transactions contemplated hereby and the performance of this Agreement and the NSR Royalty Agreement by the Purchaser will not:

(i)	materially conflict with or result in a material violation, contravention or breach of any of the terms, conditions or provisions of the articles or by-laws (or equivalent organizational documents) of the Purchaser, of any agreement, instrument or license to which it is a party or by which it is bound or constitute a material default or violation by it thereunder; or

(ii)	constitute a default or violation by the Purchaser under any Laws to which it is subject or by which it is bound;

except, with respect to clause (ii), for any such events or occurrences that could not reasonably be expected to materially impair the ability of the Purchaser to perform its obligations hereunder or to complete the transactions contemplated hereby.

(c)	Consents and Approvals. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Body is required to be obtained or made by or with respect to the Purchaser in connection with the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby.

(d)	Capacity. The Purchaser has the requisite corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Purchaser and the completion of the transactions contemplated hereby by it have been duly authorized by its board of directors and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or the completion of the transactions contemplated hereby by the Purchaser.

(e)	Binding Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally and to general principles of equity.

(f)	No Bankruptcy Proceedings. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Purchaser, threatened against Purchaser before any court, administrative, regulatory or similar agency or tribunal.

(g)	Not a Non-Resident. The Recipient is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

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Execution Copy

Schedule “C”
FORM OF NSR ROYALTY AGREEMENT

CLAUDE RESOURCES INC.

- AND -

8248567 CANADA LIMITED

NET SMELTER RETURNS ROYALTY AGREEMENT

March 20, 2014

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Global Mining Group

5.3	Annual Reports	15

5.4	New Product Resources or Reserves	16

Article 6 INDEMNITY		16

6.1	Indemnity	16

6.2	Limitation	16

6.3	Enforcement of Indemnity	16

6.4	Survival of Indemnity	16

Article 7 TITLE MAINTENANCE		17

7.1	Title Maintenance and Taxes	17

7.2	Abandonment	17

Article 8 ASSIGNMENT		18

8.1	Assignment by the Recipient	18

8.2	Assignment by the Payor	18

8.3	Transfer by Payor	18

Article 9 CONFIDENTIALITY		19

9.1	Confidentiality	19

9.2	Announcements	20

Article 10 MISCELLANEOUS		20

10.1	Governing Law	20

10.2	Dispute Resolution	20

10.3	Other Activities and Interests	21

10.4	No Partnership	21

10.5	Notice	21

10.6	Compliance with National Instrument 43-101	23

10.7	Further Assurances	23

10.8	Entire Agreement	23

10.9	Amendments and Waiver	23

10.10	Time of the Essence	23

10.11	Counterparts	23

10.12	Parties in Interest	24

10.13	Language	24

Appendix A DESCRIPTION OF PROPERTY		A1

Appendix B map of dispositions		B1

Appendix C seabee claim boundary		C1

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS ROYALTY AGREEMENT dated as of the 20th day of March, 2014,

BETWEEN:

Claude Resources Inc., a Canadian corporation

(the “Payor”)

AND:

8248567 Canada Limited, a Canadian corporation

(the “Recipient”)

WHEREAS the Payor and the Recipient entered into a royalty purchase agreement on March 20, 2014 (the “Royalty Purchase Agreement”);

AND WHEREAS the Royalty Purchase Agreement provides that the Payor shall grant to the Recipient the Royalty (as hereinafter defined) on the terms set out herein.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are acknowledged by each of the Parties), the Parties agree as follows:

Article 9
INTERPRETATION

9.1	Definitions

In this Royalty Agreement, unless otherwise provided:

“Abandonment Date” has the meaning provided in Section 7.2(a);

“Abandonment Property” has the meaning provided in Section 7.2(a);

“Additional Property” has the meaning provided in Section 4.5;

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise;

“Allowable Deductions” means all costs, charges and expenses paid, incurred, or deemed incurred by the Payor for or with respect to Products including:

(a)	charges for treatment in the smelting, refining, solution extraction, electrowinning and other beneficiation processes (including handling, provisional settlement fees, weighing, sampling, assaying, umpire and representation costs, any penalties including, without limitation, penalties for impurities contained in the Product which inhibit smelting, refining or minting, and other processor deductions), but excluding costs of mining, milling, leaching, concentrating, or other similar processing costs,

(b)	actual costs of transportation (including loading, freight, insurance, security, surveyor fees, transaction taxes, handling, port fees, demurrage, delay, and forwarding expenses incurred by reason of or in the course of transportation) of Products from the Property to the place of treatment and then to the place of sale, and for greater certainty this excludes trucking of ore within the Project site;

(c)	costs or charges for or in connection with insurance, storage, or representation at a smelter or refinery for Products or refined metals,

(d)	actual selling and brokerage costs on all Products on proceeds actually received by the Payor,

(e)	sales, use, severance, excise and net proceeds of mine taxes, any taxes measured by the value of minerals produced, and any federal, provincial or municipal taxes or levies of a sales or value-added nature assessed against or payable by the Payor with respect to the Products, but not including income taxes of the Payor, and

(f)	royalties payable to the government,

provided that whether Products are processed on or off the Property in a facility wholly or partially owned by the Payor or an Affiliate of the Payor, Allowable Deductions will not include any costs that are in excess of those that would be incurred on an arm’s length basis at market terms, or which would not be Allowable Deductions if those Products were processed by an independent third Person;

“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, treaties, regulations, and enforceable judgments, orders and decrees applicable to that Person, property, transaction or event and, in each case having the force of law, all applicable official directives, rules, protocols, consents, approvals, authorizations and orders of any Governmental Body having or purporting to have authority over that Person, property, transaction or event;

“Area of Interest” means the areas or gaps within the boundaries of the Seabee Claim Boundary indicated on the attached Appendix “B” that are not areas covered by the mineral claims and mining leases forming part of the Property and listed in Appendix “A”, but not including any areas within the JV Claim Boundaries indicated on Appendix “C” unless Claude Resources acquires 100% ownership of the areas within the JV Claim Boundaries at which time they would be included in the Area of Interest;

“Average Gold Price” means the average “London Bullion Market Association (LBMA) P.M. USD Gold Fix” as published by the LBMA on its website (or should that quotation cease, then means the average spot price as published by COMEX on the CME Group website or should that quotation cease, another similar quotation acceptable to the Parties, acting reasonably) calculated by summing such quoted prices reported for each day (or the average of all such prices reported for each such day, if more than one) and dividing the sum by the number of days for which such prices were reported;

“Average Silver Price” means the average “London Bullion Market Association (LBMA) USD Silver Fix” as published by the LBMA on its website (or should that quotation cease, then means the average spot price as published by COMEX on the CME Group website or should that quotation cease, another similar quotation acceptable to the Parties, acting reasonably) calculated by summing such quoted prices reported for each day (or the average of all such prices reported for each such day, if more than one) and dividing the sum by the number of days for which such prices were reported;

“Books and Records” means all scientific and technical, financial, accounting, business and tax information, records and files, in any form whatsoever (including written, printed or electronic form or stored on computer discs or other data and software storage devices) related to the Property, including regulatory filings and returns, books of account and related original source documentation, actuarial, tax and accounting information, geological and metallurgical data, drill hole logs, cross sections and assay results, reports, files, lists, drawings, plans, logs, briefs, computer program documentation, deeds, certificates, business contracts, surveys, title and legal opinions, records of payment and asset documentation;

“Business Day” means a day that is not a Saturday, Sunday or any other day which is a statutory holiday or a bank holiday in Ontario, Saskatchewan, Hamilton, Bermuda, and New York City, New York;

“Confidential Information” has the meaning provided in Section 9.1;

“Disposal” means any disposal by any means including dumping, incineration, spraying, pumping, injecting, depositing or burying;

“Encumbrance” means any mortgage, pledge, lien, charge or other form of security interest or interest in the nature of a security interest;

“Environment” includes the air, surface water, groundwater, body of water, any land, soil or underground space even if submerged under water or covered by a structure, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matters and living organisms and the environment or natural environment as defined in any Environmental Law and “Environmental” will have a similar extended meaning;

“Environmental Laws” means all Applicable Laws relating in whole or in part to the Environment, including those relating to the storage, generation, use, handling, manufacture, processing, transportation, import, export, treatment, Release or Disposal of any Hazardous Substance;

“Gold Production” means the quantity of Refined Gold out-turned (credited) during a calendar month to the pool account of the Payor or its Affiliates by a refinery that produces Refined Gold for the Payor or its Affiliates on a toll-refining basis in respect of Products, on either a provisional or final settlement basis, as the case may be; settlement adjustments arising from final determinations of metal weights and assays will be reflected in Gold Production when determined;

“Governmental Body” means any national, provincial, state, regional, municipal or local government, governmental department, commission, board, bureau, agency, authority or instrumentality, or any Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaux, arbitrators and arbitration panels, and any authority or other Person controlled by any of the foregoing;

“Gross Proceeds” is determined as follows:

(a)	if Products are Sold by the Payor or its Affiliates in the form of raw ore, doré, precipitates or other intermediate products or concentrates, then the Gross Proceeds in respect of such raw ore, doré, precipitates or other intermediate products or concentrates will be equal to the amount of gross proceeds on payable gold or silver before Allowable Deductions received by the Payor or its Affiliates, subject to Section 3.7, during the calendar month from the Sale of such raw ore, doré, precipitates or other intermediate products or concentrates; provided however, if the Sale of such raw ore, doré, precipitates or other intermediate products or concentrates occurs in connection with Trading Activities then the Gross Proceeds will be based on the value of such Products ex headframe or minesite loading facility in the case of ores or ex-mill or other treatment facility in the case of other such Products in both cases with reference to the Average Gold Price, or Average Silver Price, as applicable, during the month, without regard to the proceeds received by the Payor or its Affiliates;

(b)	if Products are Sold by the Payor or its Affiliates in the form of Refined Gold, then such gold will be deemed to have been Sold at the Average Gold Price for the calendar month in which the Refined Gold was produced at the applicable refinery, and the Gross Proceeds in respect of Refined Gold will be determined by multiplying Gold Production for such calendar month by the Average Gold Price for such calendar month;

(c)	if Products are sold by the Payor in the form of Refined Silver, then such silver will be deemed to have been Sold at the Average Silver Price for the calendar month in which the Refined Silver was produced at the applicable refinery, and the Gross Proceeds in respect of Refined Silver will be determined by multiplying Silver Production for such calendar month by the Average Silver Price for such calendar month;

(d)	if Products are Sold by the Payor in the form of refined metals other than gold or silver, then such other refined metals will be deemed to have been Sold at the average LME spot prices for the calendar month in which the other refined metal was produced at the applicable refinery and the Gross Proceeds will be determined by multiplying the respective production for such calendar month by the average LME spot price for such calendar month;

(e)	if any Products are Sold by the Payor and not included in Subsections (a) to (d) above, then the Gross Proceeds shall be the amount of gross proceeds actually received by the Payor or its Affiliates, subject to Section 3.7; provided however, if the Sale of such other Products occurs in connection with Trading Activities then the Gross Proceeds will be based on the value of Products Sold without regard to the proceeds received by the Payor or its Affiliates; and

(f)	if there is a Loss of Products, then the Gross Proceeds will be equal to the sum of the insurance proceeds in respect of such Loss and any Gross Proceeds from the Sale of such Products, determined under this definition of Gross Proceeds;

“Hazardous Substance” means any pollutant, contaminant, waste, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;

“Indemnified Parties” has the meaning provided in Section 6.1;

“LME” means the London Metals Exchange;

“Loss” means an insurable loss of or damage to Products, whether or not occurring on or off the Property and whether the Products are in the possession of the Payor or its Affiliates or otherwise;

“Materials” has the meaning provided in Section 4.4;

“Net Smelter Returns” means Gross Proceeds less Allowable Deductions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“Notice” has the meaning provided in Section 10.5;

“Operations Report” has the meaning provided in Section 5.2;

“Party” or “Parties” means one or more of the parties to this Royalty Agreement;

“Payor” shall refer to the Payor and its successors in interest, including without limitation, assignees, partners, joint venture partners, lessees, and when applicable mortgagees and Affiliates having or claiming an interest in the Property;

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other form of enterprise, or any government or any agency or political subdivision thereof;

“Products” means all ores, doré, precipitates or other intermediate products, concentrates, metals, minerals and mineral by-products that are extracted, produced or poured by or on behalf of the Payor or its Affiliates from the Property;

“Property” means certain mineral claims and mining leases located in the La Ronge Mining District at the north end of Laonil Lake approximately 125 kilometres northeast of the town of La Ronge, Saskatchewan as listed in Appendix A and depicted in Appendix B to this Royalty Agreement together with any present or future mining claims, mining leases, or other mining rights resulting from renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral claims or any additional mining rights deriving from those mining rights (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and shall automatically include any Additional Property or the mining rights or the direct or indirect interests in mining rights referred to in Section 4.6 from the date such are acquired by or granted to the Payor or its Affiliates;

“Quarter” and “Quarterly” mean the period commencing on the date that the Payor first receives payment for the Sale of Product or the out-turn of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Product and expiring on the day preceding the next occurring 1st day of January, April, July or October and thereafter each successive period of 3 calendar months;

“Recipient” shall refer to the Recipient, its Affiliates or successors in interest, including without limitation any assignees;

“Refined Gold” means gold of minimum 0.995 fineness in gold bars, conforming in all respects with the specification for “Good Delivery Gold Bars” under the “Good Delivery Rules”, as published by the London Bullion Market Association from time to time;

“Refined Silver” means silver of a minimum 0.999 fineness in silver bars, conforming in all respects with the specification for “Good Delivery Silver Bars” under the “Good Delivery Rules”, as published by the London Bullion Market Association from time to time;

“Repurchase Option” has the meaning provided in Section 2.4;

“Royalty” means 3% of the Net Smelter Returns;

“Royalty Agreement” means this Net Smelter Returns Royalty Agreement;

“Royalty Purchase Agreement” has the meaning provided in the Recitals to this Royalty Agreement;

“Royalty Reduction Payment” has the meaning provided in Section 2.4;

“Sale” or “Sold” means the earlier of:

(a)	any out-turn (credit) of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Products,

(b)	any transfer of title to Products from the Payor or its Affiliates to a buyer, and

(c)	any Loss prior to any transfer or deemed transfer of title to Products;

“Silver Production” means the quantity of Refined Silver out-turned (credited) during a calendar month to the pool account of the Payor or its Affiliates by a refinery that produces Refined Silver for the Payor or its Affiliates on a toll-refining basis in respect of Products, on either a provisional or final settlement basis; as the case may be; settlement adjustments arising from final determinations of metal weights and assays will be reflected in Silver Production when determined;

“Trading Activities” has the meaning provided in Section 3.8.

9.2	Appendices

Appendix A, Appendix B and Appendix C, which are attached to this Royalty Agreement, are incorporated by reference into and form part of this Royalty Agreement.

9.3	Severability

If any one or more of the provisions contained in this Royalty Agreement is held to be invalid, illegal or unenforceable in any respect under the Applicable Laws of any jurisdiction, the validity, legality and enforceability of such provision will not in any way be affected or impaired thereby under the Applicable Laws of any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

9.4	Performance on Holidays

If any action is required to be taken pursuant to this Royalty Agreement on or by a specified date which is not a Business Day, then such action will be valid if taken on or by the next Business Day.

9.5	Calculation of Time

In this Royalty Agreement, a period of days will be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period will terminate at 5:00 p.m. (Toronto time) on the next Business Day.

9.6	Currency

Unless otherwise indicated, all references to currency herein, including “$” are to lawful money of the United States. Allowable Deductions accrued in Canadian dollars shall be converted into United States dollars by applying the monthly average exchange rate quoted by the Bank of Canada as published on its website for the month during which the Allowable Deduction was accued.

9.7	Consent

Whenever a provision of this Royalty Agreement requires an approval or consent and such approval or consent is not delivered within the applicable time limit, then, unless otherwise agreed, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

9.8	Headings

The headings to the articles and sections of this Royalty Agreement are inserted for convenience only and will not affect the construction hereof.

9.9	Other Matters of Interpretation

In this Royalty Agreement:

9.9.1	the singular includes the plural and vice versa;

9.9.2	the masculine includes the feminine and vice versa;

9.9.3	the term “includes” or “including” means “including without limiting the generality of the foregoing”;

9.9.4	references to “Article”, “Section”, “Subsection” and “Appendix” are to articles, sections, subsections and appendices of this Royalty Agreement, respectively;

9.9.5	all provisions requiring a Party to do or refrain from doing something will be interpreted as the covenant of that Party with respect to that matter notwithstanding the absence of the words “covenants” or “agrees” or “promises”;

9.9.6	all provisions requiring a Party to do something will be interpreted as including the covenant of that Party to cause that thing to be done when the Party cannot directly perform the covenant but can indirectly cause that covenant to be performed, whether by an Affiliate under its control or otherwise; and

9.9.7	the words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions when used in this Royalty Agreement refer to the whole of this Royalty Agreement and not to any particular Article, Section, Subsection, Appendix or portion thereof.

Article 10
NET SMELTER RETURNS ROYALTY

10.1	Net Smelter Returns Royalty

The Payor hereby grants to the Recipient an interest in and right to the Property and the minerals derived from the Property to the extent of the Royalty payable hereunder. The Payor hereby covenants to pay to the Recipient, the Royalty on all Products Sold on and subject to the terms of this Royalty Agreement.

10.2	Interest in the Property

The Parties intend that the Royalty, to the extent permissible under applicable laws, constitutes an interest in the Property and agree that:

10.2.1	the Royalty will run with the title to the Property, and any disposition or transfer of the Property, or any interest therein, shall be subject to the Royalty;

10.2.2	any sale or other disposition by the Payor of any interest in the Property will be effected only in accordance with Section 8.3 hereof;

10.2.3	the Payor will, upon request by the Recipient, sign and deliver to the Recipient, and the Recipient may register or otherwise record against the Property, this Royalty Agreement or a notice of this Royalty Agreement, that will have the effect of giving notice of the existence of the Royalty to third Persons and protecting the Recipient’s right to receive the Royalty;

10.2.4	the Recipient may at any time require the Payor or its Affiliates to grant to it a mortgage or security interest over the Property or other security interest in Products extracted from the Property to secure the payment of the Royalty and the covenants and obligations under the Royalty Agreement. The mortgage and/or security documents shall be in a form acceptable to the Payor and the Recipient each acting reasonably; and

10.2.5	if any Additional Property is acquired by or is granted to the Payor, or if any renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any mining right is granted as contemplated in the definition of Property, the Payor agrees to execute and deliver such document or documents as the Recipient may reasonably request to acknowledge that the Royalty or any mortgage or security interest is applicable thereto including, without limitation, any registration or recording document of any nature whatsoever, inclusive of those contemplated in Subsection 2.2(c).

10.3	Term

The Royalty shall exist in perpetuity. If any right, power or interest of either Party under this Royalty Agreement would violate the rule against perpetuities or equivalent rule under Applicable Law, then such right, power or interest shall terminate at the expiration of 20 years after the death of the last survivor of all the lineal descendants of Her Majesty, Queen Elizabeth II of England, living on the date of this Royalty Agreement.

10.4	Reduction in Rate of Net Smelter Returns Royalty

The Payor shall have the option (the “Repurchase Option”) to repurchase half of the 3% Royalty (resulting in a 1.5% remaining Royalty) for US$12,000,000 (the “Royalty Reduction Payment”). To exercise the Repurchase Option the Payor shall provide Notice to the Recipient and pay the Royalty Reduction Payment. Upon receipt of the Royalty Reduction Payment and on the day that is 45 days after the date the Notice of exercise was delivered to the Recipient, the Repurchase Option shall be deemed to have been exercised.

The Repurchase Option shall expire on December 31, 2016 and will only be exercisable if Notice of exercise is delivered in time for the deemed exercise to occur on or before December 31, 2016.

The Royalty Reduction Payment is in addition to any other amounts due from the Payor to the Recipient. Upon deemed exercise of the Repurchase Option, the Royalty to which the Recipient is entitled pursuant to this Royalty Agreement shall be reduced from 3% to 1.5% and all other remaining provisions of this Royalty Agreement shall remain unamended. For greater certainty, the 3% royalty rate will be used for determining the Royalty on Products produced on or before the deemed exercise date.

Article 11
THE ROYALTY PAYMENTS

11.1	Accrual of Payment Obligation

11.1.1	Following the first receipt by the Payor or its Affiliates after the date of this Royalty Agreement of:

(a)	payment for the Sale of Products from the Property; or

(b)	the out-turn (credit) of refined metals by a refinery to the pool account of the Payor or its Affiliates in respect of Products,

the Payor shall calculate and pay for each Quarter, the Royalty in accordance with the provisions of this Article 3.

11.1.2	Where the Sale of Products, including any out-turn of refined metals is made on a provisional basis, the amount of the Royalty payable will be based upon the amount of refined metal (or other Products) credited by such provisional settlement, but will be adjusted to account for the amount of refined metal (or other Products) established by final settlement by the refinery or by the purchaser of other Products, as the case may be.

11.2	Payments

11.2.1	Except when an election is made by Recipient under Section 3.3, Royalty payments will be due and payable Quarterly within 45 days after the end of the calendar Quarter in which the obligation to pay the same accrued. The Royalty payments will be accompanied by an Operations Report.

11.2.2	All Royalty payments will be made using proceeds received by the Payor for the sale of Products from the Property.

11.3	Election to Receive Payment In Kind

11.3.1	On or before November 1 of each year, the Recipient may elect to receive the Royalty on gold from the Property in kind as Refined Gold for the upcoming year. Notice of election to receive the Royalty for gold in kind must be made in writing by the Recipient. In the event no written election is made, the Royalty shall continue to be paid to the Recipient as it is then being paid. Royalties on Products other than gold shall not be payable in kind.

11.3.2	If an election to receive the Royalty in kind is made under Subsection 3.3(a), then the Payor must deliver written instructions to the mint or refinery, with a copy to Recipient, directing the mint or refinery to deliver Refined Gold due to Recipient in respect of the Royalty by crediting to the Recipient’s account the number of ounces of Refined Gold for which the Royalty is due. The number of ounces of Refined Gold to be credited will be based upon the Recipient’s share of production during the relevant period.

11.3.3	Title to Refined Gold delivered to the Recipient under this Royalty Agreement shall pass to Recipient at the time such Refined Gold is credited to the Recipient at the mint or refinery.

11.3.4	Any Royalty that is paid in kind shall reflect the Allowable Deductions that are incurred and deductible in calculating Net Smelter Returns under this Royalty Agreement, and the Payor shall be entitled to deduct that number of ounces of Refined Gold, equal in value to the dollar amount of Allowable Deductions, from the ounces of Refined Gold to be credited to the Recipient in respect of the applicable Royalty payment. The number of ounces of Refined Gold shall be determined using the dollar amount per ounce that would have been used to determine Gross Proceeds if the Royalty had been paid in cash.

11.4	Audit and Adjustments

All Royalty payments will be considered final and in full satisfaction of all obligations of the Payor unless the Recipient gives the Payor written Notice describing and setting forth an objection to the determination or calculation of the Royalty within one year after receipt by the Recipient of the Operations Report referred to in Section 5.2 that relates to the Royalty payment in question. If the Recipient objects to a particular Operations Report, then the Recipient shall have the right, for a period of 90 days after the Payor receives Notice of such objection, upon reasonable Notice and at all reasonable times, to have the Payor’s Books and Records relating to the calculation of the Royalty in question audited by an independent firm of certified public accountants or chartered accountants selected by the Recipient. If such audit determines that there has been a deficiency or an excess in the payment made to the Recipient, such deficiency or excess will be resolved by adjusting the next Quarterly Royalty payment due. The Recipient will pay all costs of such audit unless a deficiency of 5% or more of the amount due to the Recipient is determined to exist. The Payor will pay the costs of such audit if a deficiency of 5% or more of the amount due to the Recipient is determined to exist. Failure on the part of the Recipient to make claim on the Payor for adjustment in such one-year period will establish the correctness of the Royalty payment and preclude the filing of exceptions thereto or making of claims for adjustment thereon; provided however that if fraud or gross negligence is determined to exist in respect of any Royalty payment, then no time limit shall preclude audits and adjustments on past Royalty payments.

11.5	Currency and Wire Transfer

All Royalty payments shall be made in United States dollars without demand, notice, set-off, or reduction, via the transfer of immediately available funds to such bank account as the Recipient may nominate in writing to the Payor from time to time.

11.6	Payor to use Commercial Endeavours

The Payor shall use commercially reasonable efforts to sell Products derived from the Property as soon as commercially reasonable and on such terms, including bona fide Trading Activities, which the Payor in its sole discretion determines.

11.7	Sales to or Processing by Affiliates

The Payor shall be permitted to sell any form of Products to an Affiliate of the Payor, provided that such Sales shall be deemed, for the purposes of this Royalty Agreement, to have been Sold at prices and on terms no less favourable to the Payor than those that would be extended by an unaffiliated third Person in an arm’s length transaction under similar circumstances and, where applicable, shall be determined based on the value of the Products as set out under the definition of “Gross Proceeds” herein. If the Payor proposes to sell any form of Products to an Affiliate of the Payor, the Payor shall provide advance notice of the Sale to the Recipient. The Payor will be permitted to contract with an Affiliate of the Payor or an unaffiliated third Person for the smelting or other processing of Products, provided that such contract is on an arm’s length basis at market terms.

11.8	Trading Activities of the Payor

The Payor will have the right to market and sell Refined Gold and other Products in any manner it may elect, and will have the right to engage in futures trading or financial commodity options trading for risk capital protection and other price hedging, price protection, and speculative arrangements (“Trading Activities”). The calculation of Net Smelter Returns will not be affected by, and the Recipient will not be entitled or required to participate in, any gain or loss of the Payor or its Affiliates in Trading Activities or in the actual marketing or Sales of Products delivered pursuant to Trading Activities.

Article 12
OPERATION OF THE PROPERTY

12.1	Payor to Determine Operations

The Recipient acknowledges and agrees that any decision to commence, pursue, suspend or cease mining on the Property is solely a matter for the Payor; however the Payor will notify the Recipient if it is considering or intends to take any of these actions.

12.2	Commingling

Commingling of Products from the Property with other ores, doré, concentrates, precipitates, or other intermediate products, metals, minerals or mineral by-products produced elsewhere (“Other Source Products”) is permitted, provided that:

12.2.1	reasonable and customary procedures are established for the weighing, sampling, assaying and other measuring or testing necessary to fairly allocate valuable metals contained in such Products and Other Source Products;

12.2.2	representative samples of the Products shall be retained by the Payor and assays (including moisture and penalty substances) and other appropriate analyses of these samples must be made before commingling to determine gross metal content of the Products and that the Payor shall retain such analyses for a reasonable amount of time, but not less than 24 months, after receipt by the Recipient of the Royalty paid with respect to such commingled Products from the Property; and

12.2.3	the amount of valuable metals contained in such Products and Other Source Products is capable of being accurately verified by audit under Section 3.4.

12.3	Tailings

All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively, “Materials”) resulting from the Payor’s operations and activities on the Property shall remain subject to the Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the Sale or other disposition of Products.

12.4	Activities to be conducted in a Proper Manner

The Payor shall conduct its activities in relation to the Property in a proper manner in accordance with all Applicable Laws and generally accepted standards and practices in the mining industry in Canada.

12.5	Additional Property

If the Payor or any Affiliate or successor or assignee of the Payor stakes, applies for, and obtains or otherwise acquires, directly or indirectly, any right, to or interest in any mining claim, lease or other mineral right located within the boundaries of the Area of Interest (the “Additional Property”), such rights or interests shall thereafter become part of the Property. In the event the Payor or any Affiliate or any successor or assign of the Payor surrenders, allows to lapse or otherwise terminates its interest in the Property or any part thereof and reacquires a mining right or a direct or indirect interest in mining rights in respect of the land covered by the former Property, then the Royalty shall apply to such mining right or interest so acquired. The Payor shall give written Notice to the Recipient within 10 days of any acquisition of Additional Property or of such mining right or interest, as applicable and on demand of the Recipient and to the extent permitted by Applicable Law, registration at the relevant public registers of this Royalty Agreement against the concerned Additional Property, mining right or interest referred to above, as applicable.

12.6	Notice of Change of Refinery

The Payor shall notify the Recipient within 10 days of any change of refinery to be used by the Payor.

12.7	Other Royalty Interests

The Payor covenants not to grant any new royalty interests on all or any part of the Property after the date of the Royalty Agreement without the prior written consent of the Recipient.

Article 13
RECORDS, ACCESS AND REPORTING

13.1	Records and Access

The Payor shall:

13.1.1	keep true, accurate and complete Books and Records in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board and as amended, supplemented or replaced from time to time to enable the Royalty to be calculated in accordance with this Royalty Agreement;

13.1.2	permit the Recipient, after it has given reasonable Notice to the Payor, to inspect at the Payor’s premises and at all reasonable times and with access to the Payor’s relevant personnel, the Payor’s Books and Records referred to in Subsection 5.1(a), and to make and take away with it copies of such Books and Records; and

13.1.3	permit the Recipient to enter the Property at its own cost and risk for the purpose of inspecting the area and operations in it, provided that the Recipient does not unreasonably hinder the Payor’s operations on the Property and complies with the Payor’s instructions and directions, including in relation to health and safety and site inductions; provided further that the foregoing site visits shall not occur more than once per year, unless an audit under Section 3.4 shows that the Recipient has been underpaid, in which case the Recipient may conduct site visits at all reasonable times for a period of two years following such audit.

13.2	Operations Reports

At the same time as paying each Royalty payment under Section 3.2 or, if the Recipient has elected to receive the royalty in kind under Section 3.3, then by the last day of the month next following the end of each calendar Quarter, the Payor must provide to the Recipient a report setting out in reasonable detail the following information (“Operations Report”):

13.2.1	the quantity, type and grade of Products extracted during that Quarter;

13.2.2	the quantity, type and grade of Products that have been processed during that Quarter and the location of the relevant facilities;

13.2.3	the quantity, type and grade of all Products that have been Sold during that Quarter;

13.2.4	the quantity and type of Products held or unsold during that Quarter;

13.2.5	the quantity and type of Products that have been processed and are in a form that is saleable;

13.2.6	the Royalty for that Quarter and details of the Gross Proceeds (including details on the average monthly price determined as herein provided for refined metals and proceeds of Sale for other Products) and Allowable Deductions underlying the calculation of the Royalty;

13.2.7	the cumulative total of Royalty payments paid to the Recipient under this Royalty Agreement (including the payment under Subsection 5.2(f)); and

13.2.8	other pertinent information in sufficient detail to explain the calculation of the Royalty payment.

13.3	Annual Reports

From the commencement of the payment of the Royalty, the Payor shall provide to the Recipient an annual report setting out the following:

13.3.1	any annual mineral resources and mineral reserves prepared by the Payor;

13.3.2	operating and exploration expenditure and forecast; and

13.3.3	annual production forecast, budget and any material changes to the life of mine plan.

13.4	New Product Resources or Reserves

If the Payor establishes a new mineral resource or mineral reserve on the Property, the Payor shall provide to the Recipient the reports pertaining to such mineral resource or mineral reserve as soon as practicable after the Payor makes its first public disclosure with respect to the establishment thereof.

Article 14
INDEMNITY

14.1	Indemnity

The Payor agrees that it will defend, indemnify, reimburse and hold harmless the Recipient, its Affiliates, and their respective agents and employees and their successors and assigns (collectively, the “Indemnified Parties”), and each of them, for, from and against any and all claims, demands, liabilities, actions and proceedings, that may be made or brought against the Indemnified Parties or which the Indemnified Parties may sustain, pay or incur that result from or relate to operations conducted on or in respect of the Property that result from or relate to the mining, smelting or refining of the Products or to their handling or transportation, including claims, demands, liabilities, actions and proceedings, in any way arising from or connected with any non-compliance with applicable Environmental Laws or any contaminants or hazardous substances on, in or under the Property or the soil, sediment, water or groundwater forming part thereof, whether in the past, present or future, or any contaminants or hazardous substances on any other lands or areas having originated or migrated from the Property or the soil, sediment, water or groundwater forming part thereof.

14.2	Limitation

The indemnity provided in Section 6.1 is limited to claims, demands, liabilities, actions and proceedings that may be made or taken against an Indemnified Party in its capacity as or related to the Recipient as a holder of the Royalty and will not include any indemnity in respect of any claims, demands, liabilities, actions and proceedings against an Indemnified Party in any other capacity.

14.3	Enforcement of Indemnity

It is not necessary for an Indemnified Party to incur expense or make payment before enforcing a right of indemnity conferred by this Royalty Agreement.

14.4	Survival of Indemnity

The indemnity in Section 6.1 is a continuing obligation, separate and independent from other obligations and will not be discharged by any one payment or act and will survive expiration or earlier termination of this Royalty Agreement.

Article 15
TITLE MAINTENANCE

15.1	Title Maintenance and Taxes

Subject to Section 7.2 and Article 8, the Payor shall:

15.1.1	not do or permit to be done, anything that may render its interest in the Property liable for forfeiture;

15.1.2	maintain title to the Property, including without limitation, paying when due all taxes, duties or other payments on or with respect to the Property and doing all things and making any payments required by Applicable Law or appropriate to maintain the right, title and interest of the Payor and the Recipient, respectively, in the Property and under this Royalty Agreement;

15.1.3	perform all required assessment work (whether statutory or contractual), pay all maintenance fees and make such filings and recordings on the Property as are necessary to maintain title to the Property in accordance with Applicable Law; and

15.1.4	maintain in good standing any policies of insurance maintained by the Payor in respect of the Property and present all claims under such policies in a due and timely manner.

15.2	Abandonment

15.2.1	If the Payor intends to allow to lapse, abandon or surrender the Property or any portion thereof (the “Abandonment Property”), the Payor shall give Notice of such intention to the Recipient at least 90 days in advance of the applicable date of expiration or the proposed date of abandonment or surrender (one or the other, an “Abandonment Date”) along with details of the Abandonment Date and details of any Encumbrance on the Abandonment Property created by, through or under the Payor. Within 20 days of receipt of such Notice, the Recipient may deliver Notice to the Payor that the Recipient desires the Payor to convey the Abandonment Property to the Recipient at least 30 days prior to the Abandonment Date and, if the Recipient desires to have the Abandonment Property conveyed to it, then the Payor shall convey the Abandonment Property to the Recipient, which will be on an “as is” basis in consideration for the sum of US$1.00 and the Payor shall have no further obligations in respect of the Abandonment Property under this Royalty Agreement. The Payor shall use commercially reasonable efforts to obtain all approvals and consents required by any third Person or Governmental Body to effect this transfer.

15.2.2	If the Recipient does not request conveyance of the Abandonment Property within 30 days of receipt of the Notice from the Payor then, subject to Subsection 7.2(c), the Recipient’s right to have such property conveyed will be terminated and the Payor may abandon the Abandonment Property and shall thereafter have no further obligations in respect of the Abandonment Property under this Royalty Agreement.

15.2.3	For greater certainty, if, for any reason, the Abandonment Property is not abandoned, surrendered or transferred to the Recipient in accordance with this Section 7.2, then the Royalty shall continue to be payable on such Abandonment Property and the Payor will not allow the Abandonment Property to lapse or proceed with any abandonment or surrender of such Abandonment Property without again complying with the provisions of this Section 7.2 and so on from time to time.

Article 16
ASSIGNMENT

16.1	Assignment by the Recipient

The Recipient may assign this Royalty Agreement in whole or in part provided that such assignment will not be effective against the Payor until the Recipient has delivered to the Payor Notice of the assignment.

16.2	Assignment by the Payor

The Payor shall not assign this Royalty Agreement or any rights and obligations under this Royalty Agreement without the written consent of the Recipient, such consent not to be unreasonably withheld, except to an Affiliate of the Payor or in connection with a transfer contemplated by Section 8.3, provided that such Affiliate or other transferee enters into a written agreement with the Recipient to be bound by the provisions of this Royalty Agreement in all respects and to the same extent as the Payor is bound and provided that where the assignment is to an Affiliate of the Payor, the Payor shall continue to be bound by all of the obligations as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so, for as long as such Affiliate remains an Affiliate of the Payor.

16.3	Transfer by Payor

The Payor shall not transfer, sell, lease, assign or otherwise dispose of all or any of its rights, title and interest in and to the Property unless:

16.3.1	the transferee, purchaser, lessee or assignee, enters into a written agreement with the Recipient and the Payor pursuant to which the transferee, purchaser, lessee or assignee covenants to be bound by the terms of this Royalty Agreement (to the extent of the interest that is transferred, sold, leased or assigned); and

16.3.2	if the Recipient has been granted a mortgage or other security agreement in respect of the Property which secures the payment of the Royalty and obligations contained in this Royalty Agreement, then the transferee, purchaser, lessee or assignee must covenant to be bound by the terms of such mortgage or security agreement in a form acceptable to the Recipient, acting reasonably.

Notwithstanding any other provision in this Royalty Agreement, including the provisions of this Section 8.3, the Payor shall remain liable for all covenants, agreements and obligations of the Payor contained in this Royalty Agreement, despite any transfer, sale, lease or assignment of any interest in the Property by the Payor (or an Affiliate of the Payor), until such time as any transferee, purchaser, lessee or assignee assumes such covenants, agreements and obligations in writing.

Article 17
CONFIDENTIALITY

17.1	Confidentiality

17.1.1	Subject to Subsection 9.1(b), each Party covenants with the other that it will keep confidential all information provided or disclosed to a Party by reason of the operation of this Royalty Agreement, including any information regarding a Party’s Affiliates (“Confidential Information”).

17.1.2	Each Party undertakes that neither it nor its employees, agents or contractors will, without the prior written consent of the other Party, disclose any Confidential Information to any third Person unless:

(a)	the disclosure is expressly permitted by this Royalty Agreement;

(b)	the information is already in the public domain (unless it entered the public domain because of a breach of this Section 9.1 by the Party);

(c)	the disclosure is made on a confidential basis to the Party’s officers, employees, agents, financiers or professional advisers, and is necessary for the Party’s business;

(d)	the disclosure is necessary to comply with any Applicable Law, or an order of a court or tribunal;

(e)	the disclosure is necessary to comply with a directive or request of any Governmental Body, securities regulator or stock exchange (whether or not having the force of law) so long as a responsible person in a similar position would comply;

(f)	the disclosure is necessary or desirable to obtain an authorization from any Governmental Body, securities regulator or stock exchange;

(g)	the disclosure is necessary in relation to any discovery of documents, or any proceedings before an arbitrator, court, tribunal, other Governmental Body, securities regulator or stock exchange; or

(h)	the disclosure is made on a confidential basis to a prospective assignee or financier of the Party, or to any other person who proposes to enter into contractual relations with the Party and agrees to keep the disclosure confidential in accordance with this Section 9.1.

17.2	Announcements

The Payor agrees that before it makes its first public announcement regarding the entering into or content of this Royalty Agreement, it will provide a copy of the proposed announcement to the Recipient at least 48 hours prior to the time that the announcement is intended to be made. The Payor shall consider in good faith any reasonable additions or amendments to its proposed announcement requested by the Recipient.

Article 18
MISCELLANEOUS

18.1	Governing Law

This Royalty Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan and the federal laws of Canada applicable therein, other than such laws relating to conflict of laws

Subject to Section 10.2, the Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in the Province of Saskatchewan and any court that may hear appeals from any of those courts for any proceeding in connection with this Royalty Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

18.2	Dispute Resolution

Any dispute, controversy or claim between the Parties, arising out of or relating to this Royalty Agreement, or the execution, interpretation, breach, termination, or invalidity thereof, shall be determined by arbitration in accordance with The Arbitration Act, 1992 (Saskatchewan) or any successor or replacement legislation which may be in force, and judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction over the relevant Party or its assets. The place of arbitration shall be Saskatoon, Saskatchewan and the arbitration shall be conducted in the English language.

The arbitration shall be conducted by a panel of three arbitrators unless the Parties agree upon one arbitrator. In the event the Parties are unable to agree on one arbitrator in their absolute discretion, the arbitrator selected by the claimant and the arbitrator selected by the respondent shall, within ten days of their appointment, select a third neutral arbitrator. In the event that they are unable to do so, the neutral third neutral arbitrator shall be appointed according to The Arbitration Act, 1992 (Saskatchewan).

The arbitrators shall reduce their award to writing and deliver one copy thereof to each of the Parties, and such award will be final and binding upon the Parties.

Nothing in this provision shall prevent any Party from seeking conservatory or interim measures, including, but not limited to, attachments, temporary restraining orders or preliminary injunctions or their equivalent, from any court having jurisdiction thereof, either before or after the arbitral tribunal is constituted.

18.3	Other Activities and Interests

This Royalty Agreement and the rights and obligations of the Parties hereunder are strictly limited to the Property and Additional Property, if any. Each Party will have the free and unrestricted right to enter into, conduct and benefit from any and all business ventures of any kind whatsoever, whether or not competitive with the activities undertaken pursuant hereto, without disclosing such activities to the other Party or inviting or allowing the other to participate therein, including activities involving mining titles adjoining the Property or Additional Property, if any.

18.4	No Partnership

This Royalty Agreement is not intended to, and will not be deemed to, create any partnership between or among the Parties including, without limitation, a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and no Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of any other Party. Nothing herein contained will be deemed to constitute a Party the partner, agent or legal representative of the other Parties or to create any fiduciary relationship between the Parties.

18.5	Notice

Any notice, demand, consent or other communication (“Notice”) given or made under this Royalty Agreement:

18.5.1	must be in writing and signed by a person duly authorised by the sender;

18.5.2	must be delivered to the intended recipient by hand or by courier to the address below or the address last notified by the intended recipient to the sender:

(a)	to the Recipient:

8248567 Canada Limited
c/o Mitsubishi UFJ Fund Services Limited
26 Burnaby Street, Hamilton, HM 11, Bermuda

Attention:	Jenny Dolan
Fax:	(441) 295-6759
Email:	jdolan@mitsubishiufjfundservices.com and notices@orionresourcepartners.com

With a copy to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention: Nancy Eastman
Facsimile No. + 1 (416) 364-7813
Email: neastman@fasken.com

(b)	to Claude Resources:

200 224 Fourth Avenue South
Saskatoon, Saskatchewan
S7K 5M5

Attention: Rick Johnson
Facsimile No.: +1 (306) 668-7500
Email: rjohnson@clauderesources.com

With a copy to:

MacPherson Leslie & Tyerman LLP

1500, 410 – 22nd Street East

Saskatoon, Saskatchewan

S7K 5T6

Attention: Danny Anderson, Q.C.
Facsimile No. +1 (306) 975-7145
Email: danderson@mlt.com

18.5.3	Any Notice will be deemed to have been given and received:

(a)	if personally delivered, then on the day of personal service to the recipient Party, provided that if such date is a day other than a Business Day such Notice will be deemed to have been given and received on the first Business Day following the date of personal service;

(b)	if by courier, on the day of receipt by the recipient party, provided that if such date is a day other than a Business Day such notice will be deemed to have been given and received on the first Business Day following the date of personal service; or

(c)	if sent by facsimile transmission or email and successfully transmitted with proof of transmission prior to 4:00 pm on a Business Day where the recipient is located, then on that Business Day, and if transmitted after 4:00 pm on a Business Day where the recipient is located or on the day that is not a Business Day where the recipient is located, then on the first Business Day following the date of transmission.

A Party may at any time change its address for future Notices hereunder by Notice in accordance with this Section.

18.6	Compliance with National Instrument 43-101

The Parties acknowledge that the Recipient or Affiliates thereof may become subject to NI 43-101. The Payor hereby covenants that upon written request by the Recipient or an Affiliate thereof, it shall:

18.6.1	provide any and all necessary technical data on the Property required by the Recipient or its Affiliates to comply with NI 43-101, as reasonably requested by the Recipient;

18.6.2	grant access to the Property to the Recipient, its Affiliates or any representative thereof for personal inspection of the Property; and

18.6.3	allow any report prepared for the Payor in accordance with NI 43-101 to be used by the Recipient or its Affiliates in any technical report prepared for the Recipient or its Affiliates, on a condition that a “qualified person” (as such term is defined in NI 43-101) engaged by the Recipient is the author of the report prepared for the Recipient or its Affiliates.

18.7	Further Assurances

Each Party will, at the request of the other Party and at the requesting Party’s expense, execute all such documents and take all such actions as may be reasonably required to effectuate the purposes and intent of this Royalty Agreement.

18.8	Entire Agreement

This Royalty Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between or among the Parties with respect thereto.

18.9	Amendments and Waiver

No modification of or amendment to this Royalty Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Royalty Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

18.10	Time of the Essence

Time is of the essence in the performance of any and all of the obligations of the Parties, including, without limitation, the payment of monies.

18.11	Counterparts

This Royalty Agreement may be executed in two or more counterparts (including counterparts delivered by facsimile or email), all of which, taken together, shall be regarded as one and the same Royalty Agreement. Counterparts may be delivered by facsimile or email and the Parties adopt any signatures received by facsimile or email as original signatures of the Parties.

18.12	Parties in Interest

This Royalty Agreement will inure to the benefit of and be binding on the Parties and their respective successors and permitted assigns.

18.13	Language

The Parties have expressly required that this Royalty Agreement, any communication and all other contracts, documents and notices relating to this Royalty Agreement be drafted in the English language. Les parties ont expressément exigé que la présente convention, la communication et tous les autres contrats, documents et avis qui y sont afférents soient rédigés dans la langue anglaise.

[Remainder of page intentionally left blank. Signature page to follow.]

IN WITNESS WHEREOF, the Parties have caused this Royalty Agreement to be executed and delivered as of the date first set forth above.

CLAUDE RESOURCES INC.

By:	/s/ Brian Skanderbeg
	Name:	Brian Skanderbeg
	Title:	Senior Vice President and Chief Operating Officer

/s/ Rick Johnson
By:	Name:	Rick Johnson
	Title:	Chief Financial Officer and Vice President Finance

8248567 CANADA LIMITED

By:	/s/ Gordon Fretwell
	Name:	Gordon Fretwell
	Title:	President

Schedule “D”
DESCRIPTION OF PROPERTY

	Disposition	Hectares
1	CBS 7058	1230
2	CBS 7076	856
3	CBS 9347	1369
4	MC00000028	262
5	MC00000030	392
6	MC00000069	905
7	MC00000070	1226
8	ML 5519	201
9	ML 5520	125
10	ML 5535	45
11	ML 5536	50
12	ML 5543	86
13	ML 5551	115
14	S-97986	250
15	S-100748	930
16	S-101660	280
17	S-101661	425
18	S-102737	360
19	S-102738	130
20	S-102739	380
21	S-106678	1880
22	S-106771	196
23	S-106772	193
24	S-106773	328
25	S-110855	1321
26	S-110856	693
27	S-111431	774
28	S-111432	847
29	S-111694	233
30	S-113993	29
31	S-113994	341
		16452

A-1

Schedule “E”
map of dispositions

B-2

Schedule “F”
seabee claim boundary

Schedule “G”
PERMITTED ENCUMBRANCES

Part A.	GENERAL

1.	All reservations, limitations, provisos and conditions expressed in any original grant or lease patents from Her Majesty the Queen in Right of the Province of Saskatchewan (the “Crown”);

2.	The exceptions and qualifications contained in The Land Titles Act, 2000 (Saskatchewan);

3.	All unregistered rights, interests and privileges in favour of the Crown under or pursuant to any applicable statute or regulation, provided the same do not arise as a result of any failure to comply with a governmental requirement;

4.	Any right of expropriation, access or user, or any similar rights conferred by or reserved in any statutes of Canada or the Province of Saskatchewan;

5.	Liens for realty taxes, rates, assessments or governmental charges or levies in respect of the Property not yet due and payable;

6.	The right of any person to the Property or any part thereof through length of adverse possession, prescription, or misdescription of boundaries settled by convention;

7.	Undetermined or inchoate Liens and charges incidental to current construction or current operations, which have not been filed or registered in accordance with Applicable Law or of which written notice has not at the time been duly given in accordance with the Applicable Law or which relate to obligations neither due nor delinquent or have by operation of Law expired or been extinguished;

8.	Any unregistered Lien created or imposed by Law (other than Liens for realty taxes and construction liens) which has not yet become enforceable;

9.	Defects or irregularities in title which are of a minor nature and do not in the aggregate materially impair the value or the use of the Property affected thereby for the purposes for which it is held;

10.	All applicable governmental orders, Laws, bylaws and regulations, provided that the same have either been complied with in all respects or any contraventions thereof are of a minor nature and do not materially affect the intended use of that portion of the Property affected thereby;

11.	Any unregistered agreement, claim or encumbrance of which the Purchaser has actual notice;

12.	Aboriginal Claims that may be made or established by any Aboriginal Group, provided that nothing in this Agreement is to be construed or taken by either Party or any other Person to be an acknowledgement or admission of the validity of any such Aboriginal Claim.

Part B.	DEBT ARRANGEMENTS

1.	Credit Agreement with Norrep Credit Opportunities Fund Inc.: Claude Resources entered into a credit agreement with Norrep Credit Opportunities Fund Inc., in its capacity as General Partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities Fund II (Parallel), LP (“Norrep”) dated April 5, 2013 (the “Norrep Credit Agreement”). Pursuant to the Norrep Credit Agreement, Claude Resources borrowed from Norrep the principal amount of $25,000,000. To secure the loan, Norrep was granted a fixed and floating charge security interest in all of the undertaking and property of Claude Resources, including:

•	all accounts;

•	all chattel paper, instruments, documents of title and intangibles (including, without limitation, all patents, patent applications, trade-marks, trade-mark applications, tradenames, trade secrets, goodwill, copyrights, registrations, licenses, franchises, customer lists, tax refund claims, claims against carriers and shippers, guarantee claims, contracts rights, security interests, security deposits and any rights to indemnification);

•	all inventory;

•	all goods (other than inventory) including equipment, vehicles and fixtures;

•	all deposits and cash and any other property of Claude Resources in the possession, custody or control of the Lender or any agent or any parent, affiliate or subsidiary of the Lender or any participant with the Lender in the loan for any purpose;

•	all real, immovable and leasehold property of Claude Resources and all easements, rights-of-ways, privileges, benefits, licenses, improvements and rights of Claude Resources whether connected therewith or appurtenant thereto or separately owned or held, including without limitation, all structures, plants and other fixtures; and

•	all additions and accessions to, substitutions for, and replacements, products and proceeds of the foregoing property, including without limitation, proceeds of all insurance policies insuring the foregoing property, and all of Claude Resources’ books and records relating to any of the foregoing and to Claude Resources’ business.

Norrep filed with the Ministry of the Economy a notice respecting its security interest against all the Property, along with a demand debenture dated April 5, 2013 detailing the particulars of the security pursuant to the Norrep Credit Agreement.

D-2

In addition, Claude Resources entered into a waiver and credit amendment agreement with Norrep on February 14, 2014 (the “Credit Amendment Agreement”). Pursuant to the Credit Amendment Agreement, Norrep has agreed to waive non-compliance of Claude Resources with its covenants under Section 10.1(q) of the Norrep Credit Agreement to the date hereof. Further, Norrep has agreed to not take any action to invalidate, disclaim or terminate this Agreement or the NSR Royalty Agreement.

A copy of the Norrep Credit Agreement, demand debenture and Credit Amendment Agreement have been provided to the Purchaser.

2.	Credit Agreement with Canadian Western Bank: Claude Resources entered into a credit agreement with Canadian Western Bank (“CWB”) dated January 11, 2013 (the “Initial Credit Agreement”) whereby CWB granted certain credit facilities to Claude Resources.

The Initial Credit Agreement was replaced by a new credit agreement entered into between Claude Resources and CWB dated September 23, 2013, as amended December 20, 2013 (the “New Credit Agreement”). Pursuant to the New Credit Agreement, CWB granted the following credit facilities to Claude Resources:

Loan Segment (1):	Demand Operating/Overdraft $10,000,000;
Loan Segment (2):	Demand Loan $5,000,000;
Loan Segment (3):	Letters of Credit Totaling $2,237,201; and
Loan Segment (4):	Demand/Lease Loans for Equipment (Balance Outstanding at date of Credit Agreement: $4,684,162)

To secure the credit facilities, CWB was granted security including without limitation a first mortgage, charge, pledge, assignment and security interest in all present and future property, assets and undertaking of Claude Resources, including without restriction the Seabee Mine assets.

The security of CWB includes without restriction the following:

1.	General Security Agreement dated October 13, 1995;

2.	General Assignment of Debts dated August 31, 1995;

3.	General Security Agreement dated August 31, 1995 from Centaur Mining Contractors Corp.;

4.	General Security Agreement dated February 12, 2001;

5.	Negative Pledge Agreement dated February 12, 2001;

6.	Negative Pledge Agreement dated December 7, 2011;

7.	Demand Debenture dated April 5, 2013;

D-3

8.	Debenture Delivery Agreement dated April 5, 2013;

9.	Overdraft Lending Agreement dated September 23, 2013;

10.	Assignment of Canadian Western Bank Instrument (Guaranteed Investment Certificate) dated September 25, 2013;

11.	Assignment of Canadian Western Bank Instrument dated November 17, 2011;

12.	Acknowledgement by Johnson Matthey Limited dated February 20, 2001;

13.	Authorization and Direction to Auramet Trading, LLC and INTL Commodities Inc. dated October 21, 2004 and November 28, 2011 respectively;

14.	Master Lease Agreement dated January 22, 2009 and Associated Schedules to Master Lease Agreement;

15.	Security Agreement dated January 27, 2012 with the following accompanying schedules thereto along with Demand Notes with the following dates:
a.	Schedule A1 and Demand Note dated January 27, 2012
b.	Schedule A2 and Demand Note dated February 10, 2012
c.	Schedule A3 and Demand Note dated February 16, 2012
d.	Schedule A4 and Demand Note dated February 24, 2012
e.	Schedule A5 and Demand Note dated February 24, 2012
f.	Schedule A6 and Demand Note dated March 6, 2012
g.	Schedule A7 and Demand Note dated April 2, 2012

CWB has made various registrations with respect to its security. CWB has also filed with the Ministry of the Economy a notice respecting its security interest against all the Property, along with a debenture delivery agreement dated April 5, 2013 detailing the particulars of the security pursuant to the Initial Credit Agreement and any other credit document, including the New Credit Agreement. The CWB security interest ranks in priority to the Norrep security interest disclosed above.

In addition, Claude Resources entered into a letter agreement with CWB dated February 27, 2014 (the “Letter Agreement”) whereby the CWB did consent to the granting of the royalty as provided under the Royalty Purchase Agreement to 8248567 Canada Limited, subject to the terms detailed in the Letter Agreement.

A copy of the Initial Credit Agreement, the New Credit Agreement, the debenture delivery agreement and the Letter Agreement have been provided to the Purchaser.

D-4

Part C.	UNDERLYING ROYALTIES

1.	The Red Mile Royalties: Pursuant to four royalty agreements, a (basic) royalty and net profits interests royalty were made in favour of each of Red Mile No. 3 Limited Partnership, Red Mile No. 7 Limited Partnership, Red Mile No. 8 Limited Partnership and Red Mile No. 11 Limited Partnership in respect of all the Property (collectively, the “Red Mile Royalties”).

Details of the Red Mile Royalties are set out in, among other documents, the following documents filed on SEDAR by Claude Resources:

(a)	Audited annual financial statements filed March 28, 2013; and

(b)	Annual information form filed March 28, 2013.

Copies of the royalty agreements respecting the Red Mile Royalties have been provided to the Purchaser.

2.	The Cameco NPI: The Cameco NPI: Pursuant to an Agreement for Assignment of Mineral Dispositions dated March 21, 1984 between Saskatchewan Mining Development Corporation (“SMDC”) (a predecessor of Cameco Corporation) and Claude Resources (the “Assignment Agreement”), the SMDC did sell its 100% interest in mineral disposition MPP 1113 to Claude Resources. As consideration for mineral disposition MPP 1113, Claude Resources did grant the SMDC a 5% net profits interest in mineral disposition MPP 1113 (the “Cameco NPI”).

On February 14, 2014 Claude Resources entered into a letter agreement with Cameco Corporation (the “Letter Agreement”). Pursuant to the Letter Agreement, Claude Resources issued a promissory note in the principal amount of CDN$300,000 in favour of Cameco Corporation payable on or before December 31, 2014. In return, Cameco Corporation released and discharged Claude Resources from any and all obligations under the Assignment Agreement and waived any non-compliance and breaches of the Assignment Agreement by Claude Resources provided that Claude Resources pays all amounts owing to Cameco Corporation under the promissory note.

As a result of lapsed claims and restaking, the mineral dispositions currently held by Claude Resources that are affected by the Cameco NPI are as follows:

D-5

	Disposition	Cameco NPI Applicable
1	CBS 7058	No
2	CBS 7076	No
3	CBS 9347	Yes
4	MC00000028	Partial
5	MC00000030	Yes
6	MC00000069	Yes
7	MC00000070	Yes
8	ML 5519	No
9	ML 5520	No
10	ML 5535	Yes
11	ML 5536	No
12	ML 5543	Yes
13	ML 5551	Yes
14	S-97986	Yes
15	S-100748	Yes
16	S-101660	Yes
17	S-101661	Yes
18	S-102737	No
19	S-102738	No
20	S-102739	No
21	S-106678	Yes
22	S-106771	Yes
23	S-106772	Yes
24	S-106773	Yes
25	S-110855	No
26	S-110856	Yes
27	S-111431	Partial
28	S-111432	Partial
29	S-111694	Yes
30	S-113993	Yes
31	S-113994	Yes

A copy of the Assignment Agreement and the Letter Agreement have been provided to the Purchaser.

Part D.

I.	PERSONAL PROPERTY SECURITY REGISTRATIONS (SASKATCHEWAN)

1.	Registration No.	107984963
	Secured Party	Canadian Western Bank
	Debtors	Centaur Mining Contractors Corp.
Claude Resources Inc.
Les Ressources Claude Inc.
	Registration Date	August 21, 1995
	Expiry Date	August 21, 2015
Collateral Description

D-6

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type
1.	SFTH52611ECA24532	84 FORD F250 3/4 TON	Motor Vehicle
2.	2FTJW3615GCB44026	86 FORD F350 CREW CAB	Motor Vehicle
3.	20730	75 MAC	Motor Vehicle
4.	JT5PJ7LXM0002542	91 TOYOTA LAND CRUISER	Motor Vehicle
5.	JT5PJ7SLXM0002630	91 TOYOTA LAND CRUISER	Motor Vehicle
6.	40612110031541	70 MERCEDES BENZ	Motor Vehicle
7.	40612010313077	70 MERCEDES BENZ	Motor Vehicle
8.	MG2352	70 CIRCA	Motor Vehicle
9.	1264	86 JDT	Motor Vehicle
10.	31736RB87	87 JDT	Motor Vehicle
11.	110888	88 JCI	Motor Vehicle
12.	110788	88 JCI	Motor Vehicle
13.	111389	89 JCI	Motor Vehicle
14.	65R01745	80 CATERPILLAR 950B	Other
15.	97690	90 JCI SCOOP TRAM	Other
16.	55181RB87	87 JCI SCOOPER TRAM	Other
17.	58688	88 JCI SCOOP TRAM	Other
18.	59088	88 JCI SCOOP TRAM	Other
19.	1366	87 JS SCOOP TRAM	Other
20.	1367	87 JS SCOOP TRAM	Other
21.	6309	87 SCOOPER TRAM	Other
22.	1767	88 JDT ROCK TRUCK	Motor Vehicle
23.	9A14P0394	89 WAGNER MODEL ST6C SCOOP TRM	Other

General Collateral Description:

All of the Debtor’s right, title and interest in and to all present and after acquired personal property of whatsoever kind and wherever situate and all proceeds of every nature whatsoever arising therefrom including, without restrictions, all cash, money, accounts, debts, deposit accounts, choses in action, chattel paper, instruments, cheques, notes, securities, documents of title, intangibles, goods, trade-ins, substitutions, replacements, fixtures, crops, rights to insurance payments and any other payments as indemnity or compensation for a loss of or damage to the collateral or proceeds of the collateral, payment made in total or partial discharge or redemption of intangibles, chattel paper, instruments and securities.

2.	Registration No.	116082362
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
	Registration Date	February 22, 2001
	Expiry Date	February 22, 2021
Collateral Description

D-7

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type
1.	14455119	ATCO KITCHEN, DINING, WASH CAR	Trailer
2.	15438143	ATCO 8 MAN SLEEPER TRAILER	Trailer
3.	14012328	ATCO 5 MAN SLEEPER TRAILER	Trailer
4.	SFTH52611ECA24532	84 FORD F250 3/4 TON TRUCK	Motor Vehicle
5.	2FTJW3615GCB44026	86 FORD F350 CREW CAB TRUCK	Motor Vehicle
6.	20730	75 MAC TRUCK	Motor Vehicle
7.	JT5PJ7LXM0002542	91 TOYOTA LAND CRUISER	Motor Vehicle
8.	JT5PJ7SLXM0002630	91 TOYOTA LAND CRUISER	Motor Vehicle
9.	40612110031541	90 MERCEDES BENZ TRUCK	Motor Vehicle
10.	40612010313077	70 MERCEDES BENZ TRUCK	Motor Vehicle
11.	MG2352	70 CIRCA TRUCK	Motor Vehicle
12.	1264	86 JDT TRUCK	Motor Vehicle
13.	31736RB87	87 JDT TRUCK	Motor Vehicle
14.	110888	88 JCI TRUCK	Motor Vehicle
15.	110788	88 JCI TRUCK	Motor Vehicle
16.	111389	89 JCI TRUCK	Motor Vehicle
17.	65R01745	80 CATERPILLAR 950B	Other
18.	97690	90 JCI SCOOOP TRAM	Other
19.	55181RB87	87 JCI SCOOPER TRAM	Other
20.	58688	88 JCI SCOOP TRAM	Other
21.	59088	88 JCI SCOOP TRAM	Other
22.	1366	87 JS SCOOP TRAM	Other
23.	1367	87 JS SCOOP TRAM	Other
24.	6309	87 SCOOPER TRAM	Other
25.	1767	88 JDT ROCK TRUCK	Motor Vehicle
26.	9A14P0394	89 WAGNER ST6C SCOOP TRAM	Other
27.	B1749K	LOADER	Other
28.	10953	KOMATSU WA350-1 LOADER	Other
29.	F01025108	NISSAN FO1A15V FORKLIFT	Other
30.	2600428	TORO 40D SCOOP	Other
31.	D806P0231	WAGNER MT416307667663 TRUCK	Motor Vehicle
32.	26004028	1987 TORO 400 D 6 YARD SCOOPTR	Other
33.	TJ1904V590581	1975 GMC 9500 TANDEM AXLE	Motor Vehicle
34.	1FTCR15T8HPV17906	1987 FORD RANGER 4X4 PICKUP	Motor Vehicle
35.	D31BE65243655	1976 DODGE PICKUP	Motor Vehicle
36.	2GCECF19H2J1231712	1988 CHEV CREW CAB PICKUP	Motor Vehicle
37.	2FTHW35H1FCB04497	1985 FORD CREW CAB PICKUP	Motor Vehicle
38.	1G2BL81YXJA200878	1988 PONTIAC SAFARI	Motor Vehicle
39.	2GCEC1942J1231712	1988 CHEV EXTENDED CAB PICKUP	Motor Vehicle
40.	T0310TG822604	1996 JOHN DEERE 310 D BACKHOE	Other
41.	DW644DD509931	1986 JOHN DEERE 644 LOADER	Other

D-8

General Collateral Description:

All present and after acquired property including trademarks, inventions, processes, patents and patent right, franchises, privileges, benefits, immunities, material, supplies, equipment (all kind and types), inventories, furniture, implements, fixtures, rents, revenues, incomes, monies, contracts, agreements, leases, licenses, credits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, choses in action, unpaid capital and all other intangible, legal or equitable.

All proceeds including all accounts, intangibles, indebtedness and claims for or rights to money, all payments, trade-ins, equipment, cash, deposit accounts, fixtures, accessions, notes, goods, chattel paper, securities, instruments and documents of title and any other property or obligations received directly or indirectly from the sale, disposition, destruction, exchange or expropriation of the collateral

3.	Registration No.	121651760
	Secured Party	Alberta Capital Trust Corporation
	Debtors	Claude Resources Inc.
	Registration Date	January 14, 2005
	Expiry Date	January 14, 2016
	Collateral Description	General Collateral Description:
A promissory note dated December 29, 2004 made by the Secured Party in favour of the Debtor in the principal amount of $6,979,544.00 due not later than December 10, 2014 (the “Promissory Note”), and all indebtedness outstanding under the Promissory Note, which the Debtor has pledged to the Secured Party pursuant to a Funding Pledge Agreement dated December 29, 2004 among Wilshire Financial Services Inc., the Debtor and the Secured Party. Proceeds: accounts, chattel paper, money, intangibles, goods, documents of title, instruments, securities and insurance proceeds.

4.	Registration No.	121651778
	Secured Party	Wilshire Financial Services Inc.
	Debtors	Claude Resources Inc.
	Registration Date	January 14, 2005
	Expiry Date	January 14, 2016
	Collateral Description	General Collateral Description:
A promissory note dated December 29, 2004 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $6,979,544.00 due not later than December 10, 2014 (the “Promissory Note”), and all indebtedness outstanding under the Promissory Note, which the Debtor has pledged to the Secured Party pursuant to a Funding Pledge Agreement dated December 29, 2004 among the Secured Party, the Debtor and Alberta Capital Trust Corporation. Proceeds: accounts, chattel paper, money, intangibles, goods, documents of title, instruments, securities and insurance proceeds.

D-9

5.	Registration No.	121651794
	Secured Party	Red Mile Resources Fund Limited Partnership
Red Mile Resources Inc.
	Debtors	Claude Resources Inc.
	Registration Date	January 14, 2005
	Expiry Date	January 14, 2016
	Collateral Description	General Collateral Description:
A promissory note dated December 29, 2004 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $6,979,544.00 due not later than December 10, 2014 (the “Promissory Note”), any account owing pursuant to the Promissory Note and all indebtedness outstanding under the Promissory Note which the Debtor has pledged to the Secured Parties. Proceeds: accounts, chattel paper, money, intangibles, goods, documents of title, instruments, securities and insurance proceeds.

6.	Registration No.	121651817
	Secured Party	Red Mile Resources No. 3 Limited Partnership
Wilshire (GP) No. 3 Corporation
	Debtors	Claude Resources Inc.
	Registration Date	January 14, 2005
	Expiry Date	January 14, 2016
	Collateral Description	General Collateral Description:
A promissory note dated December 29, 2004 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $6,979,544.00 due not later than December 10, 2014 (the “Promissory Note”) and all indebtedness outstanding under the Promissory Note which the Debtor has pledged to the Secured Parties pursuant to a Pledge Priorities and Direction Agreement dated December 29, 2004 amount the Debtor and the Secured Parties, et al. Proceeds: accounts, chattel paper, money, intangibles, goods, documents of title, instruments, securities and insurance proceeds.

D-10

7.	Registration No.	122297030
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	January 14, 2005
	Expiry Date	January 14, 2017
	Collateral Description	General Collateral Description:
The entire right, title, claim and interest of the Debtor in and to all moneys owing and payable or hereafter owing and payable to the Debtor pursuant to the terms of the instrument or instruments, including any renewals, replacements and substitutions described as a Canadian Western Bank Guaranteed Investment Certificate #4801452T304 and all proceeds including without limitation, all goods, securities, instruments, documents of title, chattel paper, intangibles and money (all as defined in The Personal Property Security Act, any Regulations thereunder and any amendments thereto).

8.	Registration No.	122890969
	Secured Party	Alberta Capital Trust Corporation
	Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
Claude Resources Inc./Les Ressources Claude Inc.
	Registration Date	December 28, 2005
	Expiry Date	December 28, 2016
	Collateral Description	General Collateral Description:
The entire right, title, claim and interest of the Debtor in and to all moneys owing and payable or hereafter owing and payable to the Debtor pursuant to the terms of the instrument or instruments, including any renewals, replacements and substitutions described as a Canadian Western Bank Guaranteed Investment Certificate #4801452T304 and all proceeds including without limitation, all goods, securities, instruments, documents of title, chattel paper, intangibles and money (all as defined in The Personal Property Security Act, any Regulations thereunder and any amendments thereto).

D-11

8.	Registration No.	122890969
	Secured Party	Alberta Capital Trust Corporation
	Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
Claude Resources Inc./Les Ressources Claude Inc.
	Registration Date	December 28, 2005
	Expiry Date	December 28, 2016
	Collateral Description	General Collateral Description:
A promissory note dated December 28, 2005 made by the Secured Party in favour of the Debtor in the principal amount of $14,000,000.00 due no later than February 15, 2015. Proceeds: goods, chattel paper, securities, documents of title, instruments, money and intangibles.

9.	Registration No.	122891737
	Secured Party	Wilshire Financial Services 2005 Inc.
	Debtors	Claude Resources Inc.
	Registration Date	December 29, 2005
	Expiry Date	December 29, 2016
	Collateral Description	General Collateral Description:
All of the Debtor’s present and after-acquired right, title and interest in and to a promissory note dated December 28, 2005 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $14,000,000.00 due not later than February 15, 2015 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note and all proceeds thereof: all accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

D-12

10.	Registration No.	122891753
	Secured Party	Red Mile Resources Fund No. 2 Limited Partnership
Red Mile Resources Inc.
	Debtors	Claude Resources Inc.
	Registration Date	December 29, 2005
	Expiry Date	December 29, 2016
	Collateral Description	General Collateral Description:
All of the Debtor’s present and after-acquired right, title and interest in and to a promissory note dated December 28, 2005 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $14,000,000.00 due not later than February 15, 2015 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note and all proceeds thereof: all accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

11.	Registration No.	122891761
	Secured Party	Red Mile Resources No. 7 Limited Partnership
Wilshire (GP) No. 7 Corporation
	Debtors	Claude Resources Inc.
	Registration Date	December 29, 2005
	Expiry Date	December 29, 2016
	Collateral Description	General Collateral Description:
All of the Debtor’s present and after-acquired right, title and interest in and to a promissory note dated December 28, 2005 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $14,000,000.00 due not later than February 15, 2015 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note and all proceeds thereof: all accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

D-13

12.	Registration No.	300117044
	Secured Party	Alberta Capital Trust Corporation
Claude Resources Inc.
	Debtors	Claude Resources Inc.
	Registration Date	December 21, 2006
	Expiry Date	December 21, 2017
	Collateral Description	General Collateral Description:

A Promissory Note dated December 22, 2006 made by the Secured Party in favour of the Debtor in the principal amount of $35,000,000 due not later than February 15, 2016 (the “Promissory Note”) which the Debtor has pledged to the Secured Party pursuant to a Funding Pledge Agreement dated December 22, 2006 among Wilshire Financial Services 2006 Inc., the Debtor and the Secured Party.

All proceeds of the Promissory Note.

13.	Registration No.	300117046
	Secured Party	Wilshire Financial Services 2006 Inc.
	Debtors	Claude Resources Inc.
	Registration Date	December 21, 2006
	Expiry Date	December 21, 2017
	Collateral Description	General Collateral Description:

A Promissory Note dated December 22, 2006 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $35,000,000.00 due not later than February 15, 2016 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note.

Proceeds: All accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

D-14

14.	Registration No.	300117050
	Secured Party	Red Mile Resources Inc.
Red Mile Resources Fund No. 3 Limited
	Debtors	Claude Resources Inc.
	Registration Date	December 21, 2006
	Expiry Date	December 21, 2017
	Collateral Description	General Collateral Description:

A Promissory Note dated December 22, 2006 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $35,000,000.00 due not later than February 15, 2016 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note.

Proceeds: All accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

15.	Registration No.	300117052
	Secured Party	Red Mile Resources No. 8 Limited Partnership
Wilshire (GP) No. 8 Corporation
	Debtors	Claude Resources Inc.
	Registration Date	December 21, 2006
	Expiry Date	December 21, 2017
	Collateral Description	General Collateral Description:

A Promissory Note dated December 22, 2006 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $35,000,000.00 due not later than February 15, 2016 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note.

Proceeds: All accounts, money, goods, instruments, securities, chattel paper, documents of title, intangibles and insurance proceeds.

D-15

16.	Registration No.	300261963
	Secured Party	Alberta Capital Trust Corporation
	Debtors	Claude Resources Inc.
	Registration Date	December 28, 2007
	Expiry Date	December 27, 2018
	Collateral Description	General Collateral Description:

A Promissory Note dated December 28, 2007 made by the Secured Party in favour of the Debtor in the principal amount of $15,625,000 due not later than February 15, 2017 (the “Promissory Note”) to which the Debtor has pledged to the Secured Party pursuant to a Funding Pledge Agreement dated December 28, 2007 among Wilshire Financial Services 2007 Inc., the Debtor and the Secured Party.

All proceeds of the Promissory Note.

17.	Registration No.	300261964
	Secured Party	Wilshire Financial Services 2007 Inc.
	Debtors	Claude Resources Inc.
	Registration Date	December 28, 2007
	Expiry Date	December 27, 2018
	Collateral Description	General Collateral Description:
A Promissory Note dated December 28, 2007 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $25,625,000 due not later than February 15, 2017 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note. Proceeds: All accounts, money, goods, instruments, investment property, chattel paper, documents of title, intangibles and insurance proceeds.

18.	Registration No.	300261965
	Secured Party	Red Mile Resources Inc.
Red Mile Resources Fund No. 4 Limited Partnership
	Debtors	Claude Resources Inc.
	Registration Date	December 28, 2007
	Expiry Date	December 27, 2018
	Collateral Description	General Collateral Description:
A Promissory Note dated December 28, 2007 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $25,625,000 due not later than February 15, 2017 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note. Proceeds: All accounts, money, goods, instruments, investment property, chattel paper, documents of title, intangibles and insurance proceeds.

D-16

19.	Registration No.	300261966
	Secured Party	Red Mile Resources No. 11 Limited Partnership
Wilshire (GP) No. 11 Corporation
	Debtors	Claude Resources Inc.
	Registration Date	December 28, 2007
	Expiry Date	December 27, 2018
	Collateral Description	General Collateral Description:
A Promissory Note dated December 28, 2007 made by Alberta Capital Trust Corporation in favour of the Debtor in the principal amount of $25,625,000 due not later than February 15, 2017 (the “Promissory Note”), all accounts related to the Promissory Note and all indebtedness under the Promissory Note. Proceeds: All accounts, money, goods, instruments, investment property, chattel paper, documents of title, intangibles and insurance proceeds.

20.	Registration No.	300319132
	Secured Party	Canadian Western Trust Company
	Debtors	Claude Resources Inc.
	Registration Date	May 20, 2008
	Expiry Date	May 20, 2014
	Collateral Description	General Collateral Description:
All of the Debtor’s present and after-acquired personal property.

21.	Registration No.	300528207
	Secured Party	Xerox Canada Ltd.
	Debtors	Claude Resources Inc.
	Registration Date	January 27, 2011
	Expiry Date	January 27, 2015
	Collateral Description	General Collateral Description:
Equipment, other all present and future office equipment and software supplied or financed from time to time by the Secured Party (whether by lease, conditional sale or otherwise), whether or not manufactured by the Secured Party or any affiliate thereof.

D-17

22.	Registration No.	300681410
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	January 27, 2011
	Expiry Date	January 27, 2015
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	DHC00630	2008 CT 930H Loader with 3.3 Yard Bucket and Forks	Motor Vehicle

General Collateral Description:

One (1) 2008 CT 930H Loader serial number DHC00630 with 3.3 Yard Bucket and Forks. All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

23.	Registration No.	300681536
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	January 27, 2011
	Expiry Date	January 27, 2015
Collateral Description

D-18

Item #	Serial Number	Collateral Description	Serial Type

1.	DBT00558	2003 CT IT28G Loader	Motor Vehicle

2.	6W8832	2003 CT IT28G Forks	Motor Vehicle

3.	1322258	2003 CT IT28G Bucket	Motor Vehicle

General Collateral Description: n/a

24.	Registration No.	300690027
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	February 24, 2011
	Expiry Date	February 24, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	M5351ERA11CC	2011 Elrus ConeChassis c/w Sandvik CH440 Hydrocone CrusherChasis	Motor Vehicle

2.	0990J10392	2011 Elrus ConeChassis c/w Sandvik CH440 Hydrocone CrusherCone	Motor Vehicle

3.	M5317ERC10FS	2011 Elrus 6x20 – 3 Deck Feeder Screen Plant Chassis	Motor Vehicle

4.	M5355ER11SC	2011 Elrus 6x20 – 3 Deck Feeder Screen Plant Chassis – Screen	Motor Vehicle

5.	00043920	2011 Superior 36”x60” Slide-Pac System	Motor Vehicle

6.	00043921	2011 Superior 36”x60” Slide-Pac System	Motor Vehicle

7.	00043922	2011 Superior 36”x60” Slide-Pac System	Motor Vehicle

8.	112228	2011 Superior 36”x100’ Portable Radial Stacking Conveyor	Motor Vehicle

9.	0000	Standard Electrical package for Control Van Electrical	Motor Vehicle

10.	DWB02233	2011 Cat C27 Diesel Genset 725KW Prime Crusher Spec	Motor Vehicle

11.	5V8VA5323BM101426	2011 Elrus 53’ Control Trailer Package w 6x10 Control Tower Van	Motor Vehicle

12.	M5274ERC10CT	2011 Elrus 53’ Control Trailer Package w 6x10 Control Tower	Motor Vehicle

13.	M5400ERC11JP	2011 Elrus Heavy Duty 30x42 Primary Plant Chassis	Motor Vehicle

14.	M5285SERC10VF	2011 Elrus Heavy Duty 30x42 Primary Plant Chassis VGF	Motor Vehicle

15.	M5290ERC10J	Elrus Heavy Duty 30x42 Primary Plant Jaw	Motor Vehicle

D-19

General Collateral Description: n/a

25.	Registration No.	300690348
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	February 25, 2011
	Expiry Date	February 25, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	PLH2010134	CMAC PLH 134 Longhole Drill	Motor Vehicle

General Collateral Description: n/a

26.	Registration No.	300693126
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	March 4, 2011
	Expiry Date	March 4, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	T1040264	2001 Toro 40D Haul Truck	Motor Vehicle

2.	T1040269	2001 Toro 40D Haul Truck	Motor Vehicle

D-20

General Collateral Description: n/a

27.	Registration No.	300694447
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	March 8, 2011
	Expiry Date	March 8, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	T4140151	2004 Tamrock Toro	Motor Vehicle

General Collateral Description: n/a

28.	Registration No.	300694990
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	March 9, 2011
	Expiry Date	March 9, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	111161	2011 RDH Drillmaster	Motor Vehicle

General Collateral Description: n/a

D-21

29.	Registration No.	300696960
	Secured Party	Canadian Western Bank Leasing Inc.
	Debtors	Claude Resources Inc.
	Registration Date	March 14, 2011
	Expiry Date	March 14, 2014
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	2691	1997 Tamrock 6 Yard LDH Loader EJC 210	Motor Vehicle

General Collateral Description: n/a

30.	Registration No.	300805417
	Secured Party	GE VFS Canada Limited Partnership.
	Debtors	Claude Resources Inc.
	Registration Date	December 2, 2011
	Expiry Date	December 2, 2017
	Collateral Description	General Collateral Description:
All goods which are copiers together with all replacements and substitutions thereof and all parts, accessories, accessions and attachments thereto and all proceeds thereof, including all proceeds which are accounts, goods chattel paper, securities, documents of title, instruments, money, intangibles, crops or insurance proceeds (reference Lease No. 8709054-001).

31.	Registration No.	300824347
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	January 27, 2012
	Expiry Date	January 27, 2016
Collateral Description

D-22

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	2690	EJC 210 6 YRD Scoop with Rockwell axles	Motor Vehicle

2.	111191	RDH Liftmaster 600R Scissorlift with spare tire and rim	Motor Vehicle

3.	121205	RDH 100 DEH Drillmaster Jumbo with Canopy	Motor Vehicle

4.	121233	RDH loadmaster 600R Series boom truck	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

32.	Registration No.	300829139
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	February 10, 2012
	Expiry Date	February 10, 2016
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	1834A1100U	2012 DRILL RIG EIDER	Motor Vehicle

2.	1135A1100U	2012 DRILL RIG EIDER	Motor Vehicle

General Collateral Description:

All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

All proceeds pursuant to the terms and conditions of the Schedule A2 – Collateral Description dated January 27, 2012.

Other Equipment:

1 – Telescopic mast for surface drilling

1 – Diesel engine 205 HP 6 cyl turbo cummins

2 – Hydraulic bloc for wireline hoist

1 – Security guard for surface drilling

1 – 50 Gallon fuel tank

2 – Variable motor Sauer Danfoss – 160CC NNN160AANN0700 KMB1.4

2 – Pump Sauer Danfoss – ERR147CLS2620NNN3K5NPAI

2 – Pump Sauer Danfoss ERR

– 130BLS31200NNN3S4CA1NNNNNNNNNN

2 – Pump Sauer Danfoss JRR

– JRR075CLS2520NNN3S1N4A2NNNNNNN

1 – Startup by Fordai Teck 1 week

D-23

33.	Registration No.	300830991
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	February 16, 2012
	Expiry Date	February 16, 2016
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	T4140120	2004 TAMROCK TORO 1400D SCOOPTRAM WITH CANOPY	Motor Vehicle

2.	121204	2012 RDH DRILLMASTER 200 DEH JUMBO WITH CANOPY	Motor Vehicle

3.	2710	1995 EJC 6 YRD SCOOP 210 WITH CLARK AXLES	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

34.	Registration No.	300833538
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	February 24, 2012
	Expiry Date	February 24, 2016
Collateral Description

D-24

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	1FF350DXKA0807073	2011 JOHN DEERE 350DLC EXCAVATOR	Motor Vehicle

General Collateral Description:

1 – NPK GH 15 HAMMER

All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

35.	Registration No.	300833549
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	February 24, 2012
	Expiry Date	February 24, 2016
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	MXB00515	2012 CATERPILLAR BACKHOE LOADER	Motor Vehicle

2.	JMS06422	2011 CATERPILLAR WHEEL LOADER	Motor Vehicle

3.	JJMS06425	2011 CATERPILLAR WHEEL LOADER	Motor Vehicle

4.	T4R00651	2012 CATERPILLAR ARTICULATED TRUCK	Motor Vehicle

5.	T4R00652	2012 CATERPILLAR ARTICULATED TRUCK	Motor Vehicle

6.	T4R00654	2012 CATERPILLAR ARTICULATED TRUCK	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

D-25

36.	Registration No.	300837327
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	March 6, 2012
	Expiry Date	March 6, 2016
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	4150	2012 MTI 11-4150 LT650 Loader	Motor Vehicle

2.	4164	2012 MTI 11-4164 LT-350 Loader	Motor Vehicle

3.	4151	2012 MTI 11-4151 LT-650 Loader	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

37.	Registration No.	300848922
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
Registration Date
	Expiry Date	April 2, 2012
	Collateral Description	April 2, 2016

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	DW648HT617261	2008 Timberjack 648H Skidder	Motor Vehicle

2.	TBS00782	2011 Caterpillar Telehandler TH255	Motor Vehicle

3.	TBS00773	2011 Caterpillar Telehandler TH255	Motor Vehicle

4.	IFIMC100E6267	2012 Minecat Tractor MC100E-3 Man PC ROPS/FOPS with 45’ Basket	Motor Vehicle

5.	IFIMC10036268	2012 Minecat Tractor MC100E-3 Man PC ROPS/FOPS with 45’ Basket	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

38.	Registration No.	301005889
	Secured Party	Norrep Credit Opportunities Fund Inc.
	Debtors	Claude Resources Inc.
	Registration Date	April 5, 2013
	Expiry Date	April 5, 2023
	Collateral Description	General Collateral Description:

All present and after acquired personal property of the Debtor.

Norrep Credit Opportunities Fund Inc. is acting in its capacity as general partner of Norrep Credit Opportunities Fund II, LP and Norrep Credit Opportunities II (Parallel), LP

39.	Registration No.	301087513
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	September 25, 2013
	Expiry Date	September 25, 2015
	Collateral Description	General Collateral Description:
The entire right, title, claim and interest of the Debtor on and to all moneys owing and payable or hereafter owing and payable to the Debtor pursuant to the terms of the instrument or instruments, including any renewals, replacements and substitutions described as a Canadian Western Bank Certificate #1655076 on account #4801452 and all proceeds including, without limitation, all goods, securities, instruments, documents of title, chattel paper, intangibles and money (all as defined in The Personal Property Security Act, any regulations thereunder and any amendments thereto).

40.	Registration No.	301087518
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
	Registration Date	September 25, 2013
	Expiry Date	September 25, 2018
Collateral Description

D-26

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	1272	2013 Muckmaster Scooptram 250D Series LHD RDH	Motor Vehicle

2.	1273	2013 Muckmaster Scooptram 250D Series LHD RDH	Motor Vehicle

3.	1274	2013 Muckmaster Scooptram 250D Series LHD RDH	Motor Vehicle

4.	1283	2013 Haulmaster 800-35 Series RDH	Motor Vehicle

5.	1284	2013 Haulmaster 800-35 Series RDH	Motor Vehicle

6.	CBC00311	2007 Caterpillar Grader	Motor Vehicle

7.	73954	1999 Grover Crane RT60 Ton	Motor Vehicle

8.	1249	2013 Liftmaster Scissor Lift RDH 600R	Motor Vehicle

9.	1278	2013 Liftmaster Scissor Lift RDH 600R	Motor Vehicle

10.	1259	2013 Liftmaster Scissor Lift RDH 600R	Motor Vehicle

General Collateral Description: All present and after acquired personal property that results from the sale, disposition or other dealing with the collateral described above or the proceeds thereof.

41.	Registration No.	107984646
	Secured Party	Canadian Western Bank
	Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
	Registration Date	August 21, 1995
	Expiry Date	August 21, 2015
Collateral Description

Serial Property:

Item #	Serial Number	Collateral Description	Serial Type

1.	1SL01674	CAT 966F WHEEL LOADER C/W 5 YD G.P. BUCKET	Motor Vehicle

2.	109	CMAC LONG HOLE DRILL CARRIER 2000	Motor Vehicle

3.	A8201124	TEREX ARTICULATED TRUCK TA40	Motor Vehicle

D-27

Item #	Serial Number	Collateral Description	Serial Type

4.	1SL02727	1997 CATERPILLAR WHEEL LOADER	Motor Vehicle

5.	B1P01145	2006 CAT 740 ROCK TRUCK	Motor Vehicle

6.	AWY00262	2002 CAT WHEEL LOADER	Motor Vehicle

7.	8CR03540	2002 CAT	Motor Vehicle

8.	1557	2003 TAMROCK 6 YARD SCOOPTRAM	Motor Vehicle

9.	XD2007121020	2007 NELSON CONCENTRATOR C/W ATTACHMENTS	Motor Vehicle

10.	2RN00271	1997 Cat Crawler Tractor c/w front sweeps, PAT dozer blade & winc	Motor Vehicle

11.	62390RB96123825	1991 DEUTZ F5L413 ENGINE c/w standard bucket Clark powertrain & canop	Motor Vehicle

12.	DWB00543	CATERPILLAR Generator Set	Motor Vehicle

13.	3226	2000 TAMROCK SCOOPTRAM	Motor Vehicle

14.	2859	1998 TAMROCK HAUL TRUCK	Motor Vehicle

15.	2516	1998 TAMROCK HAUL TRUCK	Motor Vehicle

16.	6380	1999 GETMAN SCISSOR LIFT	Motor Vehicle

17.	G210	2007 GRADER WITH DUETZ ENGINE	Motor Vehicle

18.	DAO4PO074	1994 REMANUFACTURED SCOOPTRAM	Motor Vehicle

19.	2008128	CMAC Pneumatic Longhole Drill	Motor Vehicle

20.	08836	TAMROCK DUMP TRUCK	Motor Vehicle

21.	081042	TAMROCK DUMP TRUCK	Motor Vehicle

22.	P0901290004	Baldor Diesel Generator w/Mitsubishi Tier 2 engine	Motor Vehicle

23.	P0902030001	Baldor Generator w/Mitsubishi Tier 2 engine	Motor Vehicle

24.	5584	Getman Scissorlift	Motor Vehicle

25.	091084	RDH 100 Drillmaster Jumbo	Motor Vehicle

26.	HC50	IR Drifter	Motor Vehicle

27.	09811RDH	Wagner Scooptram	Motor Vehicle

28.	2ZK05810	2001 Caterpillar Motor Grader	Motor Vehicle

29.	101093RDH	2 Boom Drillmaster w/200 DEH Drilling Kit	Motor Vehicle

30.	57585RDH	Scooptram	Motor Vehicle

31.	B1P01882	2007 CT CAT Articulated Truck	Motor Vehicle

32.	B1P00807	2006 CT CAT Articulated Truck	Motor Vehicle

D-28

Item #	Serial Number	Collateral Description	Serial Type

33.	FF350DX806109	2008 JOHN DEERE Excavator	Motor Vehicle

34.	834RB	1995 DUX Fuel Lube Truck	Motor Vehicle

35.	DHC00630	2008 CT Loader w/3.3 yard bucket and forks	Motor Vehicle

36.	DBT00558	2003 Cat Loader	Motor Vehicle

37.	6W8832	2003 CAT Forks	Motor Vehicle

38.	1322258	2003 CAT Buckets	Motor Vehicle

39.	M5351ERA11CC	2011 Elrus Con Chassis c/w Sandvik Ch440 Hydrocone Crusher Chassi	Motor Vehicle

40.	0990J10392	2011 Elrus Con Chassis c/w Sandvik Ch440 Hydrocone Crusher Cone M	Motor Vehicle

41.	M5317ERC10FS	2011 Elrus 6x20-3 Deck Feeder Screen Plant Chassis	Motor Vehicle

42.	M5355ER11SC	2011 Elrus 6x20-3 Deck Feeder Screen Plant Chassis Screen	Motor Vehicle

43.	43920	2011 Superior 36”X60” Slide-Pac System	Motor Vehicle

44.	43921	2011 Superior 36”X60” Slide-Pac System	Motor Vehicle

45.	43922	2011 Superior 36”X60” Slide-Pac System	Motor Vehicle

46.	112228	2011 Superior 36”x100” Portable Radial Stacking Conveyor	Motor Vehicle

47.	M5407	2011 Standard Electrial package for control van-electrical	Motor Vehicle

48.	DWB02233	2011 Cat C27 Diesel Genset 725KW Prime Crusher Spec	Motor Vehicle

49.	5V8VA5323BM101426	2011 Elrus 53’ Control Trailer Pkg w/6x10 control tower van	Motor Vehicle

50.	M5274ERC10CT	2011 Elrus 53’ Control Trailer Package w/6x10 control tower	Motor Vehicle

51.	M5400ERC11JP	2011 Elrus Heavy Duty 30x42 Primary Plant Chassis	Motor Vehicle

52.	M5290ERC10J	2011 Elrus Heavy Duty 30x42 Primary Plant Jaw	Motor Vehicle

53.	M5285ERC10VF	2011 Elrus Heavy Duty 30x42 Primary Plant VGF	Motor Vehicle

54.	PHL2010134	2010 CMAC Longhole Drill	Motor Vehicle

55.	T1040264	2001 TORO Haul Truck	Motor Vehicle

56.	T1040269	2001 TORO Haul Truck	Motor Vehicle

57.	T4140151	2004 Tamrock TORO	Motor Vehicle

58.	2691	1997 Tamrock LHD Loader	Motor Vehicle

59.	111161	2011 RDH Drillmaster	Motor Vehicle

60.	121233	RDH Loadmaster Boom Truck	Motor Vehicle

61.	121205	RDH Drillmaster Jumbo	Motor Vehicle

D-29

Item #	Serial Number	Collateral Description	Serial Type

62.	111191	RDH Liftmaster Scissorlift	Motor Vehicle

63.	2690	EJC 210	Motor Vehicle

64.	1834A1100U	2012 Drill Rig EIDER	Motor Vehicle

65.	1835A1100U	2012 Drill Rig EIDER	Motor Vehicle

66.	T4140120	2004 TAMROCK TORO	Motor Vehicle

67.	121204	2012 RDH DRILLMASTER JUMBO	Motor Vehicle

68.	2710	1995 EJC 210 6YRD SCOOP	Motor Vehicle

69.	1FF350DXKA0807073	2011 JOHN DEERE	Motor Vehicle

70.	MXB00515	2012 CATERPILLAR	Motor Vehicle

71.	JMS06422	2011 CATERPILLAR	Motor Vehicle

72.	JMS06425	2011 CATERPILLAR	Motor Vehicle

73.	T4R00651	2012 CATERPILLAR	Motor Vehicle

74.	T4R00652	2012 CATERPILLAR	Motor Vehicle

75.	T4R00654	2012 CATERPILLAR	Motor Vehicle

76.	4150	2012 MTI LT-650 Loader	Motor Vehicle

77.	4164	2012 MTI LT-350 Loader	Motor Vehicle

78.	4151	2012 MTI LT-650 Loader	Motor Vehicle

79.	DW648HT617261	2008 TIMBERJACK	Motor Vehicle

80.	TBS00782	2011 CATERPILLAR	Motor Vehicle

81.	TBS00773	2011 CATERPILLAR	Motor Vehicle

82.	IFIMC100E6267	2012 MINECAT TRACTOR	Motor Vehicle

83.	IFIMC100E6268	2012 MINECAT TRACTOR	Motor Vehicle

84.	1272	2013 MUCKMASTER 250D	Motor Vehicle

85.	1273	2013 MUCKMASTER 250D	Motor Vehicle

86.	CBC00311	2007 CATERPILLAR	Motor Vehicle

87.	73954	1999 Grove Crane	Motor Vehicle

88.	1249	2013 LIFTMASTER RDH	Motor Vehicle

89.	1278	2013 Liftmaster RDH	Motor Vehicle

90.	1259	2013 Liftmaster RDH	Motor Vehicle

91.	1274	2013 Muckmaster	Motor Vehicle

92.	1283	2013 HAULMASTER	Motor Vehicle

93.	1284	2013 HAULMASTER	Motor Vehicle

D-30

General Collateral Description:

All of the Debtor’s right, title and interest in and to all present and after acquired personal property of whatsoever kind and wherever situate and all proceeds of every nature whatsoever, arising therefrom including, without restrictions, all cash, money, accounts, debts, deposit accounts, choses in action, chattel paper, instruments, cheques, notes, securities, documents of title, intangibles, goods, trade-ins, substitutions, replacements, fixtures, crops, rights to insurance payments and any other payments as indemnity or compensation for a loss of or damage to the collateral or proceeds of the collateral, payments made in total or partial discharge or redemption of intangibles, chattel paper, instruments and securities.

II.	PERSONAL PROPERTY SECURITY REGISTRATIONS (ONTARIO)

1.	File Number 869932998
Registration Numbers	20010214 1748 1531 4630 and
20110111 1328 2213 0395
Secured Party	Canadian Western Bank
Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
Expiry Date	February 14, 2021
Collateral	Inventory, equipment, accounts, other, motor vehicles included.

2.	File Number 685804221
Registration Numbers	20130404 1700 1862 2651
Secured Party	Canadian Western Bank
Debtors	Claude Resources Inc.
Les Ressources Claude Inc.
Expiry Date	April 4, 2020
Collateral	Inventory, equipment, accounts, other, motor vehicles included.

D-31